Exhibit 1

EXECUTION VERSION

Share Purchase Agreement

between

Hudson Energy Holdings UK Limited as Seller Shell Energy Retail Limited as Purchaser and Just Energy Group, Inc. as Guarantor

relating to the sale and purchase of the entire issued share capital of Hudson Energy Supply UK Limited

Simmons & Simmons LLP CityPoint One Ropemaker Street London EC2Y 9SS United Kingdom

T +44 20 7628 2020 F +44 20 7628 2070 DX Box No 12

CONTENTS

1. Interpretation	1
2. Sale and Purchase	13
3. Post-Completion Obligations	13
4. Conditions	13
5. Consideration	15
6. Completion	15
7. Locked Box Arrangements	16
8. Conduct of Business Before Completion	16
9. Payment Obligations	20
10. Seller’s Warranties	20
11. Purchaser’s Warranties	21
12. Purchaser Undertakings	23
13. Guarantor Undertaking	23
14. Indemnities	23
15. Termination Rights	23
16. Intellectual Property	24
17. Information Technology	24
18. Guarantee	25
19. Set-Off	25
20. Books and Records	26
21. Confidentiality	26
22. Announcements	28
23. Effect of Completion	28
24. Remedies and Waivers	28
25. Assignment	29
26. Entire Agreement	29
27. Invalidity	29

i

28. Notices	29
29. Costs and Expenses	31
30. Counterparts	31
31. Contracts (Rights of Third Parties) Act 1999	31
32. Language	31
33. Amendments and Variation	31
34. Governing Law and Jurisdiction	31
Schedule 1 : COMPANY INFORMATION	33
Schedule 2 : CONDITIONS TO COMPLETION	34
Schedule 3 : COMPLETION ARRANGEMENTS	36
Schedule 4 : SELLER’S WARRANTIES	38
Schedule 5 : LIMITATIONS ON LIABILITY	53
Schedule 6 : PROPERTIES	59
Schedule 7 : TAX COVENANT	60
Schedule 8 : PERMITTED LEAKAGE	70
Schedule 9 : CONTINGENT CONSIDERATION	71
Schedule 10 : ACCEPTANCE CRITERIA	73
Schedule 11 : THIRD PARTY CONTRACTS	76
Schedule 12 : DATA PROTECTION IMPACT ASSESSMENT	78
Schedule 13 : SET-OFF	80

ii

THIS AGREEMENT is dated 8 October 2019 and made

BETWEEN:

(1)       HUDSON ENERGY HOLDINGS UK LIMITED, (the “Seller”), a company incorporated in England and Wales (registered number 07646259) and having its registered office at 3/F Elder House, 586-592 Elder Gate, Milton Keynes, United Kingdom, MK9 1LR; and

(2)       SHELL ENERGY RETAIL LIMITED, (the “Purchaser”), a company incorporated in England and Wales (registered number 05070887) and having its registered office at Shell Energy House Westwood Business Park, Westwood Way, Coventry, England, CV4 8HS; and

(3)       JUST ENERGY GROUP, INC., (the “Guarantor”), a company incorporated in Ontario, Canada and having its registered office at Mississauga, ON, Canada.

BACKGROUND:

(A) The particulars of the Company are set out in Schedule 1 (Company Information).
(B) The Seller has agreed to sell, and the Purchaser has agreed to purchase and pay for, the Shares, in each case on the terms and subject to the conditions of this Agreement.
(C) The Guarantor has agreed to enter into this Agreement for the purpose of entering into the guarantee set out in clause 18 of this Agreement.

THE PARTIES AGREE AS FOLLOWS:

1.	Interpretation

1.1	In this Agreement:

“Acceptance Criteria” means the criteria set out in Schedule 10 (Acceptance Criteria) in relation to the IT Systems;

“Accounts” means the audited financial statements of the Company comprising the balance sheet, profit and loss account and notes for the accounting reference period ended on the Accounts Date;

“Accounts Date” means 31 March 2019;

“Accounts Relief” has the meaning given to it in Schedule 7 (Tax Covenant);

“Actual Consideration” has the meaning given to it in Schedule 5 (Limitations on Liability);

“Affiliate” means in relation to a party:

(A)       its Ultimate Parent Company; or

(B)	a company (other than the party itself) which is, from time to time, directly or indirectly controlled by the Ultimate Parent Company,

for the purpose of this definition:

(1)	a company is directly controlled by another company if the latter company beneficially owns fifty per cent. (50%) or more of either the issued share capital or the voting rights attached to the issued share capital of the first mentioned company; and

(2)	a company is indirectly controlled by another company if a series of companies can be specified, beginning with the latter company and ending with the first mentioned company, which are so related such that each company of the series (except the latter company) is directly controlled by one or more of the companies earlier in the series;

“Agreement” means this agreement, including the schedules and attachments to this agreement, all as amended, varied or supplemented from time to time;

“Anti-Bribery Laws” means the United States Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act 2010 (as amended from time to time) and all other applicable national, regional, provincial, state, municipal or local laws and regulations that prohibit the bribery of, or the providing of unlawful gratuities or benefits to, any Government Official or any other person;

“Applicable Data Protection Laws” means all laws relating to data protection, privacy and direct marketing, which are from time to time applicable to the Company (or any part of its business), including but not limited to the GDPR (to the extent it is applicable) and the Data Protection Act 1998, in each case, as amended, replaced or updated from time to time;

“Books and Records” means all notices, correspondence, books of account and other documents and records, whether in paper or electronic form, in relation to the Company (including, without limitation, employment and benefit records);

“BSC” has the meaning given to it in paragraph 27.1 of Schedule 4 (Seller’s Warranties);

“Business” means the business consisting of: (i) the purchase of natural gas, electricity and renewable obligation certificates; and (ii) the marketing and sale of natural gas, electricity and renewable obligation certificates to residential and business customers in Great Britain;

“Business Data” means all Books and Records, notices, correspondence, information and all other kinds of technical data, in whatever form, that are maintained in the possession, custody or control of the Seller’s Affiliates in relation to the Company’s business;

“Business Day” means a day, other than a Saturday or Sunday, on which banks are open for ordinary banking business in the United Kingdom;

“CA98” has the meaning given to it in 28.1 of Schedule 4 (Seller’s Warranties);

“Claim" has the meaning given to it in Schedule 5 (Limitations on Liability);

“CM Payments” has the meaning given to it in 2.1(A) of Schedule 9 (Contingent Consideration);

“Company” means Hudson Energy Supply UK Limited, certain particulars of which are set out in Schedule 1 (Company Information);

“Completion” means the completion of the sale and purchase of the Shares under this Agreement;

“Completion Date” means the date on which Completion occurs, as set out in clause 6.1;

“Contingent Consideration” means an amount up to £8,500,000, which may fall due to the Seller in accordance with clause 5.2 and Schedule 9 (Contingent Consideration);

“Control” or “Controlled” shall have the same meaning as in section 1124 of the Corporation Tax Act 2010 and “Controlling” shall be construed accordingly, and a “Change of Control”, when applied to any party, shall be treated as occurring if any person who controls, or any number of persons who together control, that party at the date of this Agreement (or the date that party becomes bound by this Agreement, if later) subsequently ceases or together cease to control it or if any person acquires, or any number of persons, together acquire, control of that party;

“Counsel” has the meaning given to it in Schedule 13 (Set-Off);

“Current Insurance Policies” has the meaning given to it in clause 8.4;

“CUSC” has the meaning given to it in paragraph 27.1 of Schedule 4 (Seller’s Warranties);

“Customer Deductions” means, [CALCULATION REDACTED];

“Data Processor” means any Third Party which processes Personal Data on behalf of and on the instructions of the Seller;

“Data Room Information” means the materials and information made available for inspection by the Purchaser and its advisers in the electronic data room established by the Seller and to which the Purchaser had access from 30 July 2019 to 4 October 2019 (both dates inclusive);

“Data Transfer Services Agreement” has the meaning given to it in paragraph 27.1 of Schedule 4 (Seller’s Warranties);

“DCUSA” has the meaning given to it in paragraph 27.1 of Schedule 4 (Seller’s Warranties);

“Default Rate” means LIBOR (or a widely accepted equivalent in the event LIBOR is replaced) plus two per cent. (2%);

“Disclosed” means fully and fairly disclosed (with sufficient details to enable a reasonable purchaser to identify the nature and scope of the matter disclosed) by the Seller to the Purchaser in the Disclosure Documents;

“Disclosed Schemes” means the Pension Schemes Disclosed in the Data Room Information;

“Disclosure Documents” means the Disclosure Letter, the Second Disclosure Letter and the Data Room Information;

“Disclosure Letter” means the disclosure letter and all attachments thereto written by the Seller to the Purchaser for the purposes of paragraph 10 of Schedule 5 (Limitations on Liability) and delivered to the Purchaser on the date of this Agreement;

“Distribution Code” has the meaning given to it in paragraph 27.1 of Schedule 4 (Seller’s Warranties);

“Distribution Licence” has the meaning given to it in paragraph 27.1 of Schedule 4 (Seller’s Warranties);

“Due Amount” has the meaning given to it in Schedule 13 (Set-Off);

“Encumbrance” means any option, right to acquire, mortgage, charge, pledge, lien or other form of security or encumbrance;

“Environment” means all or any part of the following media (alone or in combination): air (including, without limitation, the air within the buildings); water (including, without limitation, sea, water under or within land and coastal and inland waters); and land (including, without limitation, land under water), and any living organism (including man) or systems supported by those media;

“EHS Law” means all applicable law (whether criminal, civil or administrative), common law, judgment, court order, statute, statutory instrument, regulation, directive, European Union decision (insofar as legally binding), by-law, treaty, government circular, code of practice and guidance notes, or instruction or decision of any competent regulatory body in force from time to time relating to EHS Matters;

“EHS Matters” means all or any matters relating to the pollution or protection of the Environment or harm to or the protection of human health and safety or the health of animals and plants or energy efficiency or reduction or emissions trading;

“EHS Permits” means all or any permits, consents, licences, approvals, certificates, permissions, registrations, notifications, qualifications, filings, exemptions and other authorisations, including any conditions thereof, required by EHS Law for the operation of the Business;

“Estimated Liability” has the meaning given to it in paragraph 2(E) in Schedule 13 (Set-Off);

“Event” has the meaning given to it in Schedule 7 (Tax Covenant);

“Fundamental Warranties” means those Warranties set out under paragraphs 1 and 2 of Schedule 4 (Seller’s Warranties);

“GDPR” means the General Data Protection Regulation (EU) 2016/679;

“General Claim” has the meaning given to it in Schedule 5 (Limitations on Liability);

“Governmental Authority” means any nation or government, any state, municipality, locality or other political subdivision thereof and any entity, body, agent, commission or court, whether domestic, foreign or multinational, exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, government and any executive official thereof, including, without limitation, the Commission of the European Communities;

“Government Official” means any official or employee of any government, or any agency, ministry, department of a government (at any level), any person acting in an official capacity for a government regardless of rank or position, any official or employee of a company wholly or partially controlled by a government (for example, a state-owned oil company), a political party and any official of a political party, any candidate for political office or any officer or employee of a public international organisation, such as the United Nations or the World Bank, or any immediate family member (meaning a spouse, dependent child or household member) of any of the foregoing;

“Green Star IP” means the “Green Star Energy” Intellectual Property with the application / registration numbers: 011801453 and 013124698;

“Green Star IP Assignment” means an assignment of the Green Star IP by the Seller’s Ultimate Parent Company to the Company for a total consideration of [AMOUNT REDACTED] in a form reasonably satisfactory to the Seller and Purchaser;

“Grid Code” has the meaning given to it in paragraph 27.1 of Schedule 4 (Seller’s Warranties);

“Group” means, in relation to any body corporate, that body corporate, any body corporate that Controls or is Controlled by that body corporate and the relevant body corporate’s Affiliates from time to time;

“Group Relief” means any Relief eligible to be surrendered, transferred or claimed;

“Guaranteed Obligations” means all obligations and liabilities of the Seller under this Agreement, including all money and liabilities of any nature from time to time due, owing or incurred by the Seller under this Agreement;

“Hudson Energy Licence” means the licence agreement to be granted by Just Energy Group Inc. to the Company in relation to the “Hudson Energy” name and certain domain names and trademarks in a form reasonably satisfactory to the Seller and Purchaser;

“ITEPA” has the meaning given to it in paragraph 35.12 of Schedule 4 (Seller’s Warranties);

“Indemnity Claim” has the meaning given to it in Schedule 5 (Limitations on Liability);

“Industry Documents” has the meaning given to it in paragraph 27.1 of Schedule 4 (Seller’s Warranties);

“Initial Consideration” means the sum of £2,000,000;

“Intellectual Property” means any intellectual or industrial property including, without limitation:

(A)	patents, trade or service marks, semiconductor topography rights, database rights, rights in know-how, moral rights, copyright, unregistered designs, registered designs, trade secrets, rights in confidential information, any other rights or forms of protection of a similar nature or having equivalent or similar effect in any country, in each case whether or not registered, and any applications for registration of any of the foregoing, and any goodwill in any of the foregoing; and

(B)	licences or other rights to use or to grant the use of any of the foregoing or to apply to register or to be the registered proprietor or user of any of the foregoing;

“Intra Group Accounts” means all amounts, whether payables or receivables, due and payable between:

(A)       members of the Seller Group; and

(B)       the Company,

including, without limitation, service fees and payments, trading balances, other Group balances and Group Relief, but for the avoidance of doubt, excluding the Intra Group Loans;

“Intra Group Loans” means all loan indebtedness owing to or by any member of the Seller Group to or by the Company;

“Intra Group Loans and Intra Group Accounts Restructuring Plan” means the [RESTRUCTURING PLAN REDACTED];

“IP Licence” means the licence agreement in relation to the Seller Proprietary Software to be granted by Hudson Energy Services LLC to the Purchaser;

“IP / IT Claim” has the meaning given to it in Schedule 5 (Limitations on Liability);

“IT Systems” means the line item IT systems listed in Schedule 1 of the TSA;

“JEBPO Services Agreement” means the services agreement between the Company and JEBPO Services LLP dated 1 April 2017;

“Key Employees” means [NAMES REDACTED];

“Known Leakage” has the meaning set out under clause 7.3;

“Landlord Guaranteed Obligations” means the obligations of Just Energy Group Inc. as guarantor under the terms of the leases among:

(A)	the Company, Just Energy Group Inc. and Mabruck Holdings Ltd. dated 25 January 2016; and

(B)	the Company, Just Energy Group Inc. and Bellborough Limited dated 18 January 2019;

“Laws” means any and all laws including all statutes, secondary and subordinate legislation, by-laws, regulations, directives, rules, codes of practice, circulars, guidance and the like, company environmental plans, codes of conduct, common law, civil law, notices, judgments, orders, decisions and interpretations of any laws by any regulatory authority, international and EU treaties and regulations from time to time in force;

“Leakage” means any of the following (in each case, by the Company to or on behalf of or for the benefit of any member of the Seller’s Group) but excluding Permitted Leakage:

(A)	the declaration, authorisation or making a payment (actual or deemed) of any dividend or other distribution in cash or in kind;

(B)	any amount paid or payable by the Company in respect of the issue, redemption, repayment, purchase, repurchase, reduction or cancellation of any share or loan capital or other securities or any other return of capital by the Company;

(C)	the sale, transfer, disposal or surrender of any asset, right, value or benefit by the Company;

(D)	the assumption incurring, discharge, guaranteeing or indemnification of any liability by the Company including any payment in respect of the fees, costs or expenses of any member of the Seller’s Group relating to the sale of the Shares;

(E)	the waiver or release by the Company of any amount, obligation or liability owed to the Company by the Seller or any member of the Seller’s Group;

(F)	the making of any payment or agreement to make any payment, excluding payments made or to be made in the ordinary course of business;

(G)	the payment by the Company of any management charges or service fees outside the ordinary course of business;

(H)	excluding any costs or expenses required to effect the TSA (if any), costs or expenses of the Seller relating to the Transaction;

(I)	any costs associated with the close-out of the accelerated vesting of the RSG scheme to eligible employees of the Company;

(J)	[PAYMENT REDACTED];

(K)	[PAYMENT REDACTED];

(L)	the payment by the Company of any discretionary bonuses to any employees of the Seller Group;

(M)	any liability to Tax of the Company associated with items above; and / or

(N)	any agreement or understanding by the Company to do any of the foregoing;

“Leasehold Property” has the meaning given to it in paragraph 12.2 of Schedule 4 (Seller’s Warranties);

“Licence” has the meaning given to it in paragraph 27.1 of Schedule 4 (Seller’s Warranties);

“Locked Box Date” means the end of Working Hours on 30 June 2019;

“Locked Box Period” means the period from and including the Locked Box Date up to and including the Completion Date;

“Long Stop Date” means [DATE REDATED], or such later date as may be agreed between the Seller and the Purchaser;

“Loss” means any and all liabilities, losses, costs, expenses, penalties, fines, claims, demands, actions, proceedings, judgments and damages;

“Management Accounts” means the trial balances of the Company for the full calendar months of April 2019 to June 2019 (inclusive);

“Material Adverse Change” means [INFORMATION REDACTED];

“Material Contracts” means contracts or arrangements to which the Company is a party, which meet any of the thresholds described in paragraph 21.2 of Schedule 4 (Seller’s Warranties);

“Material EHS Permit” has the meaning given to it in paragraph 13.1 of Schedule 4 (Seller’s Warranties);

“Metering Contract” means contracts entered into by the Company for the provision of installation, inspection and consumption data services in relation to metering assets of the Green Star and Hudson portfolio including, but not limited to, “MAP”, “MOM” and “MAM”, as well as half hourly data and pedestrian cyclical and ad hoc meter readings;

“Notified Claim” has the meaning given to it in Schedule 13 (Set-Off);

“Ofgem” means the Office of Gas and Electricity Markets;

“Outstanding Claim” has the meaning given to it in Schedule 13 (Set-Off);

“Penetration Test” means a penetration test on the Swap Kit Pen Test Applications per Schedule 10 (Acceptance Criteria), such test to be performed by a Third Party to evaluate the security of the Swap Kit Pen Test Applications, by simulating unauthorised access from within or outside the Swap Kit Pen Test Applications;

“Pension Scheme” means the Company’s contributory pension scheme provided by Scottish Widows;

“Period” has the meaning given to it in Schedule 9 (Contingent Consideration);

“Permitted Leakage” means any of the payments set out in Schedule 8 (Permitted Leakage) and “Permitted Leakages” means all of those payments;

“Personal Data” has the meaning given to it in the Applicable Data Protection Laws;

“Property” means the freehold, leasehold or other immovable property listed in Schedule 6 (Properties);

“Purchaser’s Completion Documents” means each document to be delivered by the Purchaser pursuant to this Agreement;

“Purchaser’s Group” means the Purchaser and any Affiliates of the Purchaser including, after the Completion Date, the Company;

“Purchaser Parties” means the Purchaser, and any members of the Purchaser’s Group party to any Share Purchase Document, and “Purchaser Party” means any of them;

“Master Registration Agreement” has the meaning given to it in paragraph 27.1 of Schedule 4 (Seller’s Warranties);

“MPAS” has the meaning given to it in paragraph 27.1 of Schedule 4 (Seller’s Warranties);

“Purchaser's Relief” has the meaning given to it in Schedule 7 (Tax Covenant);

“Renewable Obligations” means the obligations placed on the Company under the Renewables Obligation Order 2015;

“Relevant Authority” means any supervisory body, any banking or financial services or other regulatory authority, relevant securities commissions, stock exchange authorities, foreign exchange authorities, foreign investment authorities, competition and anti-trust authorities or similar entities or authorities, any Sanctions Authority, any government, government department or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, authority, agency, bureau, board, commission, association, institution, department, court of judicial authority, arbitrator, tribunal or instrumentality thereof in any applicable jurisdiction, including a Tax Authority;

“Relevant Date” has the meaning given to it in Schedule 9 (Contingent Consideration);

“Relevant Regulator” has the meaning given to it in Schedule 9 (Contingent Consideration);

“Relief” means any loss, relief, allowance, credit, exemption or set off in respect of Tax or any deduction in computing income, profits or gains for the purposes of Tax and any right to a repayment or saving of Tax;

“Resolved” has the meaning given to it in paragraph 2(F) of Schedule 13 (Set-Off);

“Sanctions” means any economic sanctions Laws, regulations, embargoes or restrictive measures, as amended from time to time, administered, enacted or enforced by:

(A)       the United States;

(B)       the United Nations;

(C)       the European Union or any member state thereof;

(D)       the United Kingdom;

(E)	any other Relevant Authority under whose jurisdiction either the Purchaser, the Seller, or any member of the Purchaser Group operates; or

(F)	the respective governmental institutions and agencies of any of the foregoing responsible for administering, enacting or enforcing Sanctions, including the Office of Foreign Assets Control of the US Department of Treasury, the United State Department of State and the UK Office of Financial Sanctions Implementation (“Sanctions Authority”);

“Second Disclosure Letter” means the disclosure letter and all attachments thereto written by the Seller to the Purchaser for the purposes of paragraph 10 of Schedule 5 (Limitations on Liability) and delivered to the Purchaser;

“Seller’s Completion Documents” means those documents to be delivered by the Seller pursuant to this Agreement;

“Seller Group” means, the Seller, the Ultimate Parent Company of the Seller and the Ultimate Parent Company’s Affiliates from time to time, but excluding the Company;

“Seller Group Restructuring Plan” means [RESTRUCTURING PLAN REDACTED];

“Seller Proprietary Software” means the “River”, “Connex”, “Self-serve Portal” and data warehouse applications that are being licensed to the Purchaser pursuant to the IP Licence;

“Seller’s Relief” has the meaning given to it in Schedule 7 (Tax Covenant);

“Share Purchase Documents” means this Agreement, the Disclosure Letter, the Second Disclosure Letter, the Purchaser’s Completion Documents and the Seller’s Completion Documents;

“Shares” means all the issued share capital of the Company owned by the Seller;

“Shell Encumbrances” means the following outstanding charges registered at Companies House:

(A)	charge code 0748 9042 0003 in favour of Shell Energy Europe Limited created on 11 June 2013;

(B)	charge code 0748 9042 0005 in favour of Shell Energy Europe Limited created on 21 December 2017; and

(C)	charge code 0748 9042 0006 in favour of Shell Energy Europe Limited created on 14 June 2018;

“Similar CM Scheme” has the meaning given to it in paragraph 2.1(A)(2) of Schedule 9 (Contingent Consideration);

“Smart Energy Code” has the meaning given to it in paragraph 27.1 of Schedule 4 (Seller’s Warranties);

“Software” means computer software including computer programs, applications and databases in any form, including source code and object code, operating systems and specifications, firmware, data, databases, database management code, utilities, graphical user interfaces, menus, images, icons, forms, methods of processing, software engines, platforms, data formats, internet web sites, web content and links, all versions, updates, corrections, enhancements and modifications thereof, and all related documentation, developer notes, comments and annotations;

“Substantiated Claim” has the meaning given to it in Schedule 13 (Set-Off);

“Swap Kit” means the IT Systems required for the continuity of the Business operations immediately after Completion;

“Swap Kit Pen Test Applications” means the Software listed as Swap Kit Pen Test Applications in Schedule 10 (Acceptance Criteria);

“Tax” or “Taxation” means and includes all forms of taxation and statutory, governmental, supra-governmental, state, principal, local governmental or municipal impositions, duties (including customs duties, excise duties and stamp duties), contributions and levies, in each case, wherever and whenever imposed and all penalties, charges, costs and interest relating thereto and all employment taxes and any deductions or withholdings;

“Tax Authority” means any government, state or municipal or any local, state, federal or other fiscal, revenue, customs or excise authority, body or official competent to impose, administer, levy, assess or collect Tax in the United Kingdom or elsewhere;

“Tax Claim” has the meaning given to it in Schedule 7 (Tax Covenant);

“Tax Covenant” means the tax covenant set out at Schedule 7 (Tax Covenant);

“Tax Covenant Claim” has the meaning given to it in Schedule 7 (Tax Covenant);

“Tax Warranties” means the tax warranties given by the Seller in respect of Company on the terms of this Agreement and set out in paragraph 35 of Schedule 4 (Seller’s Warranties);

“TFEU” has the meaning given to it in paragraph 28.1(B) of Schedule 4 (Seller’s Warranties);

“Third Party” means any a person who is not a party to this Agreement and is not connected with any of the parties and / or the Company, and for the purposes of this definition, a body corporate is connected with another body corporate if one body corporate has Control over the other or any person has Control over both;

“Transaction” means the sale and purchase of the Shares, on the terms and subject to the conditions of this Agreement;

“Transmission Licence” has the meaning given to it in paragraph 27.1 of Schedule 4 (Seller’s Warranties);

“TSA” means the transitional / technical services agreement dated on or about the date of this Agreement between Just Energy (U.S.) Corp. and the Company for provision of support and maintenance for the IT Systems;

“Ultimate Parent Company” means, in relation to the Purchaser, Royal Dutch Shell plc, and, in relation to the Seller, Just Energy Group, Inc.;

“UK GAAP” means FRS 100, FRS 101, Statements of Recommended Practice, and any other accounting requirement of a United Kingdom accounting or regulatory body having mandatory effect the relevant time;

“Warranties” means the warranties set out in Schedule 4 (Seller’s Warranties) and “Warranty” shall be construed accordingly;

“Warranty and Indemnity Insurance Policy” means the warranty and indemnity insurance policy issued to the Purchaser on or around the date of this Agreement in respect of the Warranties and Tax Covenant and the term “Warranty and Indemnity Insurance” shall be construed accordingly;

“Warranty Claim” has the meaning given to it in Schedule 5 (Limitations on Liability);

“Warranty Liability” has the meaning given to it in Schedule 7 (Tax Covenant);

“Withheld Amount” has the meaning given to it in paragraph 2(B) of Schedule 13 (Set-Off);

“Working Hours” means 9:00 a.m. to 5:00 p.m. on a Business Day; and

“W&I Deduction” means [AMOUNT REDACTED] (representing [PERCENTAGE REDACTED] of the premium for the Warranty and Indemnity Insurance Policy and the applicable insurance premium Tax).

1.2	In this Agreement, unless otherwise specified:

(A)	references to a “person” shall be construed so as to include any individual, firm, company, Governmental Authority, joint venture, association or partnership (whether or not having separate legal personality);

(B)	a reference to a statute or statutory provision shall include any subordinate legislation made pursuant to such statute or statutory provision and shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted, except to the extent that any amendment or modification made after the date of this Agreement would increase the liability of the Seller under this Agreement;

(C)	a “day” (including within the expression “Business Day”) shall mean a period of 24 hours running from midnight to midnight on the following day;

(D)	unless otherwise specified, times are references to London time;

(E)	unless the context requires otherwise, references to clauses, sub-clauses, Schedules and Attachments are to clauses and sub-clauses of, and Schedules and Attachments to, this Agreement and a reference to a paragraph is to a paragraph of the Schedule or Attachment (as the case may be) in which such reference appears;

(F)	references to “so far as the Seller is aware” or other references to the knowledge, belief or awareness of the Seller (or similar phrases) shall be limited to the actual knowledge of [NAMES REDACTED] at the date of this Agreement;

(G)	references to “gross negligence” means serious negligence that goes beyond the failure to exercise proper skill and care and amounts to a reckless disregard of the high degree of risk or the likely material consequences of the act of the party;

(H)	where any consent, approval or similar agreement is required from the Purchaser or the Seller under, or pursuant to, this Agreement, such consent, approval or similar agreement shall not be unreasonably withheld or delayed or conditioned;

(I)	references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court official, or any legal concept or thing shall, in respect of any jurisdiction other than England or Wales, be deemed to include what most nearly approximates in that jurisdiction to the English law term;

(J)	headings are for convenience only and shall not affect the interpretation of this Agreement;

(K)	reference in this Agreement to the “parties” means: (1) the Seller; (2) the Purchaser; and (3) the Guarantor; and

(L)	all amounts payable are denominated in pounds sterling and shall be payable in pounds sterling.

2.	Sale and Purchase

2.1	On the terms and subject to the conditions of this Agreement, the Seller shall sell, with full title guarantee, and the Purchaser shall purchase the Shares with all rights attached or accruing to them at Completion free from any Encumbrances, other than the Shell Encumbrances.

2.2	The Purchaser shall be entitled to exercise all rights attached or accruing to the Shares on or after Completion including, without limitation, the right to receive all dividends, distributions or any return of capital declared, paid or made by the Company.

2.3	With effect from Completion, for such time as it remains the registered holder of any Share, the Seller:

(A)	shall hold the shares together with all dividends and any other distributions of profits or other assets in respect of the Shares, and all rights arising out of or in connection with them, on trust for the Purchaser;

(B)	irrevocably appoints the Purchaser, acting by any director or officer, as its attorney and proxy to vote at any general meeting of the Company held after Completion, and to consent to any such meeting being held on short notice; and

(C)	agrees not to vote at any general meeting of the Company held after Completion.

2.4	On the date of this Agreement:

(A)	each party shall deliver to the other, the Disclosure Letter and this Agreement duly executed by each party; and

(B)	each party shall procure a meeting of the board of directors of each respective party is held: (1) approving the execution and delivery of this Agreement and; (2) (in the case of the Seller and the Purchaser) entry into the Disclosure Letter.

3.	Post-Completion Obligations

3.1	Within twelve (12) calendar months following Completion, the Purchaser undertakes to the Seller to change the Company’s name (and then register that change of name with Companies House) so that the Company’s name does not include the words “Hudson Energy” or any other name that resembles the name of the Seller or any member of the Seller’s Group.

4.	Conditions

4.1	The sale and purchase of the Shares pursuant to this Agreement is subject to the satisfaction of the conditions set out in Schedule 2 (Conditions to Completion).

4.2	Each of the parties shall co-operate fully with the others to procure (so far as it is within their power) fulfilment of the conditions set out in paragraph 1 of Schedule 2 (Conditions to Completion) and, without limitation to the generality of the foregoing:

(A)	the parties shall promptly take such steps as are within their powers to procure that the Company shall supply to advisers on a confidential basis where appropriate any information required for the purposes of analysing the impact of the transaction on competition and preparing the necessary filings or submissions;

(B)	the parties shall not engage in independent discussions or communications with the European Commission or any other relevant competent authority in connection with the transaction (except as may be specifically required by such authority or as is necessary to protect the confidentiality of that party’s submissions where those relate to activities outside the scope of the transaction, in which case each party will keep the other party and its advisers informed of any such discussions and communications to the extent permitted);

(C)	the Purchaser and the Seller shall on a timely basis notify the other of any material written communication from, or any material oral communication with, the European Commission or any other relevant competent authority and provide the others with copies of such material written communications and details of such material oral communications;

(D)	the Purchaser and the Seller shall provide the other with copies of all draft submissions and communications intended to be made or sent to the European Commission or any other relevant competition authority at such time as will allow the other party and its advisers to provide comments on such submissions and communications before they are made or sent; and

(E)	the Purchaser and the Seller shall provide each other with reasonable notice of, and reasonable opportunity to participate (with advisers if they so require) in, all meetings and telephone calls with the European Commission or any other relevant competent authority in connection with the transaction (except where such authority requests that either party should not participate in all or part of the meeting or telephone call).

4.3	The Purchaser may at its complete discretion, by notice to the Seller waive the conditions set out in paragraphs 1.2 to 7 of Schedule 2 (Conditions to Completion) either in whole or in part. With regard to the condition set out in paragraph 1.2(B) of Schedule 2 (Conditions to Completion), the Seller and the Purchaser agree to consult regularly with each other on whether it is appropriate for the relevant condition to be waived.

4.4	The parties may collectively agree, in their sole discretion, to:

(A)	extend the period in which the conditions in Schedule 2 (Conditions to Completion) are to be satisfied, provided that the last day of such extended period falls no later than the Long Stop Date; or

(B)	extend the Long Stop Date.

4.5	If at any time Seller or the Purchaser become aware of any fact or matter that prejudices or is reasonably likely to prejudice the satisfaction of a condition in Schedule 2 (Conditions to Completion), then the Seller or the Purchaser will promptly inform the other party.

4.6	Subject to clauses 4.4 and 4.5, if any of the conditions in Schedule 2 (Conditions to Completion) are not satisfied or waived in accordance with clause 4.4 or clause 4.3 by the Long Stop Date, then, at the Purchaser’s option and in its sole discretion, this Agreement shall terminate at 11:59 p.m. on the Long Stop Date.

4.7	If this Agreement terminates in accordance with clause 4.6, all obligations of the parties under this Agreement shall end except for those expressly stated to continue to exist, provided that all rights and liabilities of the parties which have accrued before termination shall continue to exist.

5.	Consideration

5.1	At Completion, the Purchaser shall ensure that the Seller will have received from the Purchaser, by electronic funds transfer in immediately available funds to an account nominated by the Seller, an amount equal to the Initial Consideration less the W&I Deduction less any Known Leakage and less any Customer Deductions.

5.2	In addition, the Purchaser shall pay to the Seller the Contingent Consideration (if any) at such time as it falls due in accordance with the terms of Schedule 9 (Contingent Consideration).

6.	Completion

6.1	Completion shall take place at the offices of Simmons & Simmons LLP, Citypoint, One Ropemaker Street, London, EC2Y 9SS, United Kingdom at 12:00 p.m. on the last Business Day of the relevant calendar month in which the date on which the last of the conditions as set out in Schedule 2 (Conditions to Completion) is fulfilled or waived in accordance with clause 6.4 or such other date, place and time as shall be agreed between the Purchaser and the Seller in writing.

6.2	At or prior to Completion, the Seller and the Purchaser shall do those things listed under their respective obligations in Schedule 3 (Completion Arrangements).

6.3	Each of the Seller and the Purchaser shall, upon becoming aware that any of its obligations in Schedule 3 (Completion Arrangements) cannot be satisfied at or prior to Completion, immediately notify the other in writing that such obligation cannot be satisfied and give full details of the reason why such obligation cannot be satisfied.

6.4	If the Seller or the Purchaser has not complied with its obligations under clause 6.2 and Schedule 3 (Completion Arrangements) on or prior to the date set for Completion under clause 6.1, the other party may:

(A)	defer Completion to a reasonable date (in which case the provisions of this Agreement shall apply as if the date to which Completion is so deferred is the Completion Date);

(B)	waive all or any such requirements and proceed to Completion as far as practicable (without limiting its rights under this Agreement); or

(C)	terminate this Agreement by notice in writing to the defaulting party, provided that such termination notice may only be given in circumstances where the defaulting party has failed to comply with the requirements of clause 6.2 or Schedule 3 (Completion Arrangements) and has not remedied that failure within five (5) Business Days of receiving notice from the non-defaulting party requiring it to do so.

6.5	Without prejudice to clause 6.4, if this Agreement is terminated, all obligations of the parties under this Agreement shall end except for those expressly stated to continue, provided that all rights and liabilities of the parties which have accrued before termination shall continue to exist.

7.	Locked Box Arrangements

7.1	The Seller covenants that, with effect from the Locked Box Date and up to the Completion Date, there has been and there will be no Leakage.

7.2	The Seller undertakes to notify the Purchaser in writing as soon as reasonably practicable after becoming aware and, in any event, no later than five (5) Business Days prior to Completion (the “Leakage Notification Date”) if there has been any Leakage.

7.3	If, as at the Leakage Notification Date, the Seller has notified the Purchaser of any Leakage (being “Known Leakage”), such Known Leakage shall be deducted from the Initial Consideration in cash on a pound for pound basis.

7.4	If any Leakage (other than Known Leakage that has been deducted from the Initial Consideration pursuant to clause 7.3) has occurred in breach of the covenant in clause 7.1 above, then the Seller undertakes to pay to the Purchaser in cash on a pound for pound basis an amount equal to the Leakage (the “Leakage Amount”).

7.5	The Leakage Amount shall be paid:

(A)	as soon as reasonably practicable after the Seller becomes aware of the Leakage and in any event within five (5) Business Days after a written request for the same from the Purchaser; and

(B)	in pounds sterling to such account as the Purchaser shall nominate in writing.

7.6	The Purchaser shall not be entitled to any remedy for breach of clause 7.1 other than payment pursuant to this clause.

7.7	The liability of the Seller pursuant to this clause 7 shall terminate on the date falling [DATE REDACTED] after Completion.

8.	Conduct of Business Before Completion

Interim Obligations

8.1	In relation to the Company and subject to applicable competition and anti-trust Laws, the Seller shall procure that, between the date of this Agreement and Completion the Company shall not, subject to clause 8.2 and clause 8.3 undertake any act which is outside the ordinary course of business, including:

(A)	any acquisition, sales, transfer, lease, license or other disposal of any fixed assets;

(B)	create, allot, issue, grant or agree to grant any option over, acquire, repay or redeem any class of share or loan capital of the Company and not vary or agree to vary the rights of, any class of share or loan capital of the Company;

(C)	subscribe for or acquire shares or any interest in any entity;

(D)	make, or agree to make, capital expenditures exceeding, in each case, [AMOUNT REDACTED] (or its equivalent at the time) or incur, or agree to incur, a commitment or commitments involving capital expenditure exceeding, in each case, [AMOUNT REDACTED] (or its equivalent at the time);

(E)	pass a shareholders' resolution (except for those representing the ordinary business of an annual general meeting or any resolutions passed in relation to the Transaction);

(F)	create, or agree to create or amend, an Encumbrance over the Property, the Shares or another asset or redeem, or agree to redeem, an existing Encumbrance over the Property or another asset;

(G)	in relation to the Property:

(1)	change its existing use or assign or otherwise dispose of any part of the Property;

(2)	terminate, or give a notice to terminate, a lease, tenancy or licence; or

(3)	agree a new rent or fee payable under a lease, tenancy or licence except in the ordinary course of a rent review process;

(H)	enter into any unusual or onerous contract or commitment or any contract or commitment with a term greater than twelve (12) calendar months, which is outside of the ordinary course of business;

(I)	amend (in a material respect) or terminate contract in excess of [AMOUNT REDACTED] to which it is a party other than in the ordinary course of business;

(J)	borrow any money, except under its existing overdraft facilities from its bankers where the borrowing does not exceed the amount available to be drawn under those facilities, or amend or agree to amend the terms of its borrowings under its existing overdraft facilities;

(K)	make any loan other than in the ordinary course of business;

(L)	enter into any leasing, hire purchase or other agreement or arrangement for payment on deferred terms;

(M)	declare, make or pay any dividend or other distribution;

(N)	petition for winding-up of the Company;

(O)	enter, or agree to enter, into any guarantee or indemnity or other agreement to secure, or incur financial or other obligations with respect to, another person’s obligations;

(P)	amend the terms and conditions of employment of a Key Employees or engagement of a Key Employees other than normal salary increases in the ordinary course of business or provide, or agree to provide, a gratuitous payment or benefit to a Key Employees;

(Q)	establish any employee benefit scheme other than the Disclosed Schemes or communicate to an employee a plan, proposal or an intention to establish any employee benefit schemes other than a Disclosed Scheme;

(R)	recruit, engage or appoint any new senior employee (being an employee whose annual remuneration before benefits is greater than [AMOUNT REDACTED]), officer or director or terminate or give notice to terminate the employment or engagement of any Key Employees;

(S)	commence, settle or agree to settle any employment related litigation where the amount in dispute is in excess of [AMOUNT REDACTED] per claim;

(T)	permit any insurance to lapse or do anything which would make any policy of insurance void or voidable; or

(U)	commence, conduct or settle any litigation or arbitration where the amount in dispute in excess of [AMOUNT REDACTED] per claim,

without the prior consent of the Purchaser (such consent not to be unreasonably withheld, delayed or conditioned and which shall be deemed to be granted in accordance with clause 8.2).

8.2	Where the Seller or the Company makes a written request to the Purchaser for consent to a matter under clause 8.1 accompanied by such information as is sufficiently detailed for the Purchaser to evaluate the matter, then the Purchaser shall be deemed to have consented to the matter in question if a written refusal of such consent, accompanied by a detailed explanation, has not been received by the Seller or the Company, as the case may be, within five (5) Business Days after the date of service of such request.

8.3	Clause 8.1 shall not operate so as to restrict or prevent the Seller or the Company from undertaking any of the following:

(A)	any matter contemplated by, or referred to in, or necessary to give effect to or implement, any of the Share Purchase Documents;

(B)	any matter contemplated by, or pursuant to, a contract to which the Company is a party (including applicable collective labour agreements);

(C)	any matter required to comply with applicable law;

(D)	any matter undertaken with the prior consent of the Purchaser;

(E)	the continued ownership and operation as a going concern of Just Energy Ireland Limited by the Seller and/or any member of the Seller’s Group;

(F)	any matter that is deemed materially important to the running of the Company by the board of the Company (acting prudently and in the best interests of the Company);

(G)	the Seller Group Restructuring Plan and the Intra Group Loans and Intra Group Accounts Restructuring Plan; or

(H)	any matter specifically contemplated by Schedule 8 (Permitted Leakage).

Insurance

8.4	From the date of this Agreement until the Completion Date, the Seller shall ensure that all policies of insurance relating to the Business or assets of the Company in force as of the date of this Agreement (the “Current Insurance Policies”) are kept in force in accordance with past practices.

8.5	In the event that the Seller shall become aware of any fact, event or circumstance arising after the date of this Agreement and prior to the Completion Date in respect of which a claim may be made under the Current Insurance Policies, the Seller shall use all reasonable endeavours to (A) cause the Company to file a claim in respect of such event or circumstance and (B) to have such claim paid to the Company prior to the Completion Date, in each case in accordance with its customary past practices. In the event that such a claim is not paid prior to the Completion Date, the Seller shall use all reasonable endeavours to pursue payment in respect of such a claim on behalf of the Company and the Company shall have the right to receive any payment made in respect of any such claim made prior to the Completion Date as, when and to the extent such claim shall be paid. After the Completion Date, the Seller shall use all reasonable endeavours to file any claim under its Current Insurance Policies for losses discovered by the Company that relate to circumstances or matters in existence prior to the Completion Date. To the extent any amounts are recovered pursuant to claims filed by the Seller in accordance with this clause 8.5, such proceeds shall be directed to the Company or the Purchaser (as applicable).

8.6	In the event any tangible assets of the Company are destroyed or damaged, in whole or in part, by fire or other casualty prior to Completion Date then in lieu of making a claim in accordance with clause 8.5, the Seller shall have the option to repair or replace (with similar grade and quality) such damaged assets before the Completion Date, in which case, neither the Company nor the Purchaser shall have any right, claim or title to any insurance proceeds. If the Seller does not elect to option to repair or replace as provided in this clause 8.6, then the Seller shall ensure that it complies with the requirements in clause 8.5 above with regards to such assets.

Other

8.7	From and including the date of this Agreement up to and including the Completion Date, with the Purchaser’s assistance (as may reasonably be required), the Seller shall or shall procure the Company (as applicable):

(A)	ensures all overdue data subject requests of which the Seller and / or the Company (as the case may be) is aware as at the date of this Agreement and / or requests of which the Seller and / or the Company subsequently becomes aware are, prior to the Completion Date, satisfied. Such data subject requests include, but are not limited to, the following: (1) access to Personal Data; (2) prevention of the use of Personal Data for direct marketing; (3) requests for the deletion or rectification of Personal Data; (4) exercise of rights to be forgotten; or (5) objections to the processing of Personal Data); and

(B)	sends a data processing agreement to any Data Processor appointed by the Seller or the Company to process Personal Data on its behalf and use reasonable endeavours to procure execution of the same.

8.8	[RESTRUCTURING PLAN REDACTED].

9.	Payment Obligations

9.1	Other than in relation to a Tax Covenant Claim:

(A)	If any payment due to the Seller or the Purchaser or any other member of the Seller Group or the Purchaser’s Group (as the case may be) under this Agreement is not made on its due date for payment, it shall be made together with interest thereon at the Default Rate in respect of the period from (and including) the due date for payment to (but excluding) the date of payment and both before and after judgment (on the basis of a 360 day year and calculated on a day to day basis).

(B)	Subject to clause 19, all payments to the Seller and the Purchaser or any other member of the Seller Group or the Purchaser’s Group (as the case may be) under this Agreement shall be made in full without any set-off, restriction or condition and without any deduction for, or on any account of, any counterclaim or withholding or other Taxes provided that to the extent any deduction or withholding for, or on account of, Tax is legally required to be made, the Purchaser or the Seller shall, and shall procure that the payer of such payments shall, increase the amount of such payment so that the payee receives in full the amount to which it was entitled had such deduction not been required.

(C)	Where any payment under this Agreement is to be made to the Purchaser it shall be made in pounds sterling in immediately available funds to the account notified to the Seller by the Purchaser.

(D)	The parties shall be entitled to suspend any payment due under this Agreement, by written notice to the other parties, where it reasonably believes that by making the payment it would violate any Anti-Bribery Law, Sanctions or anti-money laundering or anti-terrorist financing Law.

10.	Seller’s Warranties

10.1	The Seller warrants to the Purchaser as at the date of this Agreement in the terms set out in Schedule 4 (Seller’s Warranties) and repeats the Warranties set out in Schedule 4 (Seller’s Warranties) immediately prior to Completion by reference to the facts and circumstances existing at that time. For this purpose only, where in a Warranty there is an express or implied reference to the "date of this Agreement” or an equivalent term, that reference is to be construed as a reference to the "Completion Date" and references to the Disclosure Letter shall be taken to be references to the Second Disclosure Letter in addition to the Disclosure Letter (save where the Second Disclosure Letter updates the Disclosure Letter in which case the detail in the Second Disclosure Letter will prevail). The Seller will deliver a draft of the Second Disclosure Letter to the Buyer at least five (5) Business Days prior to Completion.

10.2	The Seller shall not be liable under the Warranties given as at the date of this Agreement (with the exception of Fundamental Warranties which are not qualified in any way) to the extent that the facts, matters, events or circumstances giving rise to any potential claim are Disclosed in the Disclosure Letter.

10.3	The Warranties as repeated pursuant to clause 10.1 will be qualified by those matters Disclosed in the Second Disclosure Letter provided, and to the extent, that in each case the matters giving rise to such disclosure, either:

(A)	have arisen or occurred since the date of this Agreement; or

(B)	relate to a previously Disclosed matter in respect of which new information has become available or further developments have occurred since the date of this Agreement,

and, for the avoidance of doubt, to the extent that any disclosure fails to meet the criteria of this clause 10.2 it will not qualify any of the Warranties and will be without prejudice to the Purchaser’s rights generally under this Agreement.

10.4	Notwithstanding the provisions of clause 10.2, no disclosures set out in the Second Disclosure Letter will affect the Purchaser’s termination rights pursuant to clause 12 of this Agreement.

10.5	The Seller undertakes to Disclose, as soon as reasonably practicable to the Purchaser, any matter of which it becomes aware that is or is likely to be a breach of any of the Warranties.

10.6	The only Warranties given are those set out in Schedule 4 (Seller’s Warranties).

10.7	Each of the Warranties shall be construed as a separate and independent warranty and shall not be limited or restricted by reference to, or inference from, the terms of any other Warranty.

10.8	The liability of the Seller under or in connection with the Warranties shall be limited as set out in Schedule 5 (Limitations on Liability).

10.9	Save as Disclosed in the Disclosure Letter, the Purchaser undertakes that, as at the date of this Agreement, it is not aware of any matter that would constitute a breach of the Warranties given on the date of this Agreement.

10.10	The Seller warrants to the Purchaser that in relation to the Transaction:

(A)	no officer, agent or employee engaged by, or acting on behalf of the Seller, has made, offered or authorised or will make, offer or authorise any payment, gift, promise or other advantage, whether directly or through any other person or entity, for the use or benefit of any Government Official or any entity or other person where such payment, gift, promise or other advantage would violate the Anti-Bribery Laws or any other applicable Law; and

(B)	it is not in breach of:

(1)	any Sanctions; or

(2)	any applicable anti-money laundering or anti-terrorist financing Law.

11.	Purchaser’s Warranties

11.1	The Purchaser represents and warrants to the Seller that:

(A)	it the requisite power and authority to enter into and to perform this Agreement and the Purchaser’s Completion Documents to which it is a party and that it is acting as principal for its sole account;

(B)	this Agreement, and the Purchaser’s Completion Documents when executed by the Purchaser shall constitute legal, valid and binding obligations of the Purchaser and shall be enforceable in accordance with their respective terms;

(C)	the execution and delivery of, and the performance by the Purchaser of its respective obligations under this Agreement and the Purchaser’s Completion Documents to which it is a party have been duly authorised and will not conflict with, contravene or result in a breach or default of any constitutional documents, resolution, legal requirement, Governmental Authority order or decree, material agreement, licence, permit or consent by which the Purchaser is bound;

(D)	the Purchaser is not in breach of any of its obligations in respect of the Transaction;

(E)	no order has been made and no resolution has been passed for the winding up or liquidation of the Purchaser or for a provisional liquidator to be appointed in respect of the Purchaser and no petition has been presented and no meeting has been convened for the purpose of winding up or liquidation of the Purchaser;

(F)	no administration order has been made and no petition for such an order has been presented in respect of the Purchaser;

(G)	no receiver (which expression shall include an administrative receiver) has been appointed in respect of the Purchaser;

(H)	no voluntary arrangement has been made by the Purchaser with its respective creditors; and

(I)	the Purchaser:

(1)	is not unable to pay its debts;

(2)	has not stopped paying its debts as they fall due; or

(3)	is not insolvent or technically bankrupt under the applicable law.

11.2	The Purchaser warrants to the Seller that, in relation to the Transaction:

(A)	officer, agent or employee engaged by, or acting on behalf of, the Purchaser has made, offered or authorised or will make, offer or authorise any payment, gift, promise or other advantage, whether directly or through any other person or entity, to or for the use or benefit of any Government Official or any entity or other person where such payment, gift, promise or other advantage would violate the Anti-Bribery Laws or any other applicable law; and

(B)	it is not in breach of:

(1)	any Sanctions; or

(2)	any applicable anti-money laundering or anti-terrorist financing Law.

12.	Purchaser Undertakings

12.1	The Purchaser undertakes to the Seller at the Completion Date that it shall have, and shall procure that each of the other Purchaser Parties shall have, on an unconditional basis, immediately available cash to meet their respective obligations as they arise under this Agreement and the Purchaser’s Completion Documents.

12.2	[LIMITATION OF PURCHASER RECOURSE REDACTED].

12.3	[PURCHASER GUARANTEE OBLIGATIONS POST-CLOSING REDACTED].

13.	Guarantor Undertaking

13.1	The Guarantor undertakes that it shall procure that the services provided pursuant to the JEBPO Services Agreement will be provided to the Company for a period of no fewer than 180 calendar days following the Completion Date.

14.	Indemnities

14.1	The Seller shall indemnify the Company and the Purchaser for any Losses (in each case, other than liability for Tax):

(A)	arising out of or in connection with the Seller Group Restructuring Plan;

(B)	arising out of or in connection with the Intra Group Loans and Intra Group Accounts Restructuring Plan;

(C)	[RESTRUCTURING PLAN INFORMATION REDACTED]; and

(D)	for any cash payments required (if any) related to [HEDGING INFORMATION REDACTED].

15.	Termination Rights

15.1	The Purchaser may by notice in writing to the Seller at any time prior to Completion elect to terminate this Agreement without liability on the part of the Purchaser if any fact, matter or event (whether existing or occurring on or before the date of this Agreement or arising or occurring afterwards) comes to the notice of the Purchaser at any time prior to Completion which constitutes:

(A)	a material breach or material breaches by the Seller of any provision of this Agreement;

(B)	or which would constitute a material breach or material breaches of the Warranties if they were repeated on or at any time before Completion by reference to the facts and circumstances then existing;

(C)	a breach by the Seller of any of the Fundamental Warranties;

(D)	where the amount of Known Leakage exceeds the Initial Consideration, unless the Seller has agreed to pay to the Purchaser the positive amount resulting from subtracting the amount of Initial Consideration from the amount of Known Leakage; or

(E)	a Material Adverse Change,

for the purposes of this clause 15.1, “material breach or material breaches” means a breach or breaches that would, in aggregate, give rise to a Loss in relation to the Purchaser Group and / or the Company in excess of [AMOUNT READACTED].

15.2	The Seller will, as soon as reasonably practicable give notice to the Purchaser if the Seller becomes aware of any matter detailed in clauses 15.1(A) to 15.1(E) (inclusive).

15.3	During the period between the date of this Agreement and Completion, the Seller shall provide the Purchaser within 10 Business Days of each calendar month end, a report on the number of single fuel contracts and commercial meter points of the Company.

15.4	If the Purchaser elects to terminate this Agreement pursuant to clause 15.1, all obligations of the parties under this Agreement shall end except for those expressly stated to continue to exist, provided that all rights and liabilities of the parties which have accrued prior to the relevant termination date shall continue to exist.

16.	Intellectual Property

Seller Proprietary Software will be licensed by Hudson Energy Services, LLC to the Purchaser under a separate license agreement.

17.	Information Technology

17.1	On Completion, the Seller will deliver the Swap Kit, which will include all the IT Systems and functionalities, and the IT Systems will comply with the Acceptance Criteria.

17.2	The Seller shall implement the Swap Kit on Completion.

17.3	The Seller Group will provide the Purchaser with written confirmation no later than one hundred and eighty (180) Business Days after expiration of the term of the TSA that it has deleted the [INFORMATION REDACTED] from the Seller Group’s IT Systems.

17.4	The Seller will provide status reports on at least a weekly basis that will include updates on the progress of completion of the requirements set out in clauses 17.1 and 17.2.

18.	Guarantee

18.1	In consideration of the undertakings of the Purchaser set out in this Agreement, the Guarantor guarantees to the Purchaser the due and punctual performance, observance and discharge by the Seller of all the Guaranteed Obligations under this Agreement. If the Seller defaults in the payment when due of any amount that is a Guaranteed Obligation, the Guarantor shall, as soon as reasonably practicable on demand by the Purchaser, pay any sum of which the Seller is at any time liable, or expressed to be liable, to the Purchaser in the manner prescribed by this Agreement as if it were the Seller. The Guarantor’s obligations under this clause 18 are primary obligations and not those of a mere surety.

18.2	The Guarantor agrees to indemnify and keep indemnified the Purchaser in full and on demand from and against all and any losses, costs, claims, liabilities, damages, demands and expenses suffered or incurred by the Purchaser arising out of, or in connection with, the Guaranteed Obligations not being recoverable for any reason, or the Guarantor’s failure to perform or discharge any of the Guaranteed Obligations.

18.3	The Guarantor’s liability shall not be discharged, impaired or otherwise affected by:

(A)	the winding up, liquidation, bankruptcy or dissolution of the Seller (or any other member of the Seller Group) or any analogous proceeding in any jurisdiction, any other guarantor or person under the terms of any composition or arrangement including any corporate or individual voluntary arrangement) or any legal limitation, disability or incapacity of the Seller;

(B)	any change in the constitution, status, control or ownership of the Seller;

(C)	time or other indulgence being granted or agreed to be granted to the Seller (or any other member of the Seller Group) in respect of its obligations under the Agreement; and

(D)	any amendment, novation, supplement, extension, restatement (however fundamental and whether or not more onerous) or replacement of the Agreement (whether or not such amendment or variation is agreed to by the Purchaser) or a waiver or release of any part (but not the whole) of the Seller’s (or any other member of the Seller Group) obligations under the Agreement.

18.4	Until all amounts which may be or become payable by the Seller under or in connection with this Agreement have been paid in full, and unless the Purchaser otherwise directs in writing, the Guarantor shall not exercise any security or other rights it may have by reason of performing its obligations under this clause 18, whether such rights arise by way of set-off, counterclaim, subrogation, indemnity or otherwise.

18.5	Notwithstanding any other provision of this clause 18, the parties acknowledge and agree that the Guarantor’s liability hereunder shall never exceed that of the Seller. For the avoidance of doubt, the Seller’s limitations on liability set out in Schedule 5 (Limitations on Liability) shall apply equally to the Guarantor (if applicable).

19.	Set-Off

The Purchaser shall be entitled to withhold and set-off an amount against any amounts payable by the Purchaser pursuant to clause 5.2 that would otherwise be due and payable, with any such withholding and set-off being determined in accordance with the provisions of Schedule 13 (Set-Off).

20.	Books and Records

20.1	Subject to clause 17.3, the Seller undertakes to the Purchaser that, at Completion, the Company will have in its possession all Books and Records pertaining to the Company.

20.2	The Purchaser undertakes to the Seller (for the benefit of the Seller and the other members of the Seller Group) that the Purchaser shall, and shall procure that the Company shall, preserve until [TIME PERIOD REDACTED] of the Completion Date (or for such longer period as may be notified to the Purchaser by the Seller) all Books and Records which are at Completion handed over by the Seller or in the possession or under the control of the Purchaser, or the Company.

20.3	The Purchaser undertakes to the Seller (for the benefit of the Seller and the other members of the Seller Group) that the Purchaser shall, and shall procure that the Company shall, upon being given reasonable notice by the Seller, and for the purposes of the Seller or any member of the Seller Group dealing with its Tax affairs or implementing, or enforcing or protecting its rights and obligations under this Agreement (including, without limitation, in relation to any claim) use all reasonable endeavours to procure that:

(A)	subject to compliance with applicable laws (including competition law) and confidentiality restrictions, the Books and Records are made available (during Working Hours) to the Seller and other members of the Seller Group and their respective agents, accountants, lawyers and other professional advisers for inspection and copying (at the expense of the Seller or such member of the Seller Group, as the case may be); and

(B)	in relation to Seller Group Tax affairs only (which for the avoidance of doubt shall not include the implementation of the Seller Group Restructuring Plan or the Intra Group Loans and Intra Group Accounts Restructuring Plan), the management and employees of the Purchaser’s Group are made available (during Working Hours) to the Seller and the other members of the Seller Group and their respective agents, accountants, lawyers and other professional advisers for discussion so long as the same would not require the participation of more than [TIME PERIOD REDACTED], in each case, for a period of [TIME PERIOD REDACTED] from Completion.

21.	Confidentiality

21.1	Subject to clause 21.2:

(A)	the Purchaser undertakes (on behalf of itself and each other member of the Purchaser’s Group) to the Seller (for the Seller and as agent and trustee for each other member of the Seller Group); and

(B)	each of the Seller and the Guarantor undertakes to the Purchaser,

in each case, not to disclose to third parties any information received or obtained as a result of negotiating, entering into or performing any of the Share Purchase Documents and any claims or potential claims thereunder or which relates to:

(C)	in the case of the Seller, the Guarantor and each other member of the Seller Group, the Purchaser Group and the businesses (including Business Data) carried on by each member of the Purchaser Group; or

(D)	in the case of the Purchaser, any member of the Seller Group (excluding Company);

(the “Confidential Information”).

21.2	Any party may disclose Confidential Information:

(A)	if such disclosure is required by law or for the purpose of any judicial proceedings;

(B)	if such disclosure is required by any securities exchange or regulatory body or Governmental Authority having jurisdiction over it, whether or not the requirement for information has the force of law;

(C)	if such disclosure is to any competition authority and is required to facilitate the satisfaction of any of the conditions in Schedule 2 (Conditions to Completion);

(D)	to its Affiliates or to their respective professional advisers, auditors, banks, insurers, financial institutions and investors (comprising any institutional investor, general or limited partner, trustee, nominee, operator, arranger or manager of, or professional adviser to, such persons), which have a legitimate need or contractual right to know the same and which are aware of the restrictions in the terms of this clause (and in relation to which disclosure the disclosing party shall be liable for any breach of these terms and breach of such covenant);

(E)	if the Confidential Information concerned was lawfully in its possession (without binder of confidentiality) prior to its being obtained or received;

(F)	to the extent that the information has come into the public domain through no fault of that party or any person to whom such Confidential Information has been disclosed;

(G)	if the Seller (in the case of any proposed disclosure by any member of the Purchaser’s Group) or the Purchaser (in the case of any proposed disclosure by any member of the Seller Group or the Guarantor) has given prior written approval to the disclosure; or

(H)	to any bona fide Third Party who is considering purchasing the Ultimate Parent Company of the Seller on arms’ length terms on the basis any such bona fide Third Party has entered into appropriate confidentiality undertakings between itself and the relevant member of the Sellers’ Group in relation to the Confidential Information.

Any information to be disclosed pursuant to sub-clause 21.2(A) or 21.2(B) shall be disclosed only after consultation with the Seller (in the case of any proposed disclosure by any member of the Purchaser’s Group) or the Purchaser (in the case of any proposed disclosure by any member of the Seller Group or the Guarantor), having obtained assurances that such Confidential Information shall, to the fullest extent permitted by law, continue to be confidential.

21.3	Subject to clause 21.2, the Seller and the Guarantor undertakes to the Purchaser and each member of the Purchaser Group that the Seller shall not at any time after Completion:

(A)	disclose any Confidential Information to any person except to those authorized by the relevant member of the Purchaser Group to know; or

(B)	use any Confidential Information for the Seller’s own purposes or for any purposes other than those of the Purchaser’s Group.

21.4	This clause 21 shall survive termination of this Agreement.

22.	Announcements

22.1	Subject to clause 22.2, no announcement concerning the Transaction or any ancillary matter shall be made or sent by any party without the prior written approval of the Seller (in the case of any proposed announcement by any member of the Purchaser’s Group) or the Purchaser (in the case of any proposed announcement by any member of the Seller Group).

22.2	Clause 22.1 shall not apply to the extent that such announcement is required by:

(A)	the law of any relevant jurisdiction; or

(B)	any securities exchange or regulatory body or Governmental Authority having jurisdiction over it, whether or not the requirement has the force of law; or

(C)	the Seller Group to update the market that the Seller Group operates regarding the Transaction or as otherwise reasonably required by the Seller Group in relation to the announcement of the Transaction.

provided that any such announcement shall be made only after consultation with the Seller (in the case of any proposed announcement by any member of the Purchaser’s Group) or the Purchaser (in the case of any proposed announcement by any member of the Seller Group).

22.3	The restrictions contained in this clause 22 shall continue to apply for a period of two (2) years following the later of Completion or the termination of this Agreement (whichever is the earlier).

23.	Effect of Completion

Except as otherwise provided herein, any provision of the Share Purchase Documents which is capable of being performed after, but which has not been performed at or before, Completion and all assurances contained in or entered into pursuant to this Agreement shall remain in full force and effect notwithstanding Completion.

24.	Remedies and Waivers

24.1	Except as otherwise provided in this Agreement, no delay or omission by any party in exercising any right, power or remedy provided by law or under this Agreement shall affect that right, power or remedy or operate as a waiver of it.

24.2	The single or partial exercise of any right, power or remedy provided by law or under this Agreement shall not preclude any other or further exercise of it or the exercise of any other right, power or remedy.

24.3	No waiver of any right, power or remedy provided by law or under this Agreement shall take effect unless it is in writing and signed by authorised representatives of the party giving the waiver.

24.4	Except as otherwise provided in this Agreement, the rights, powers and remedies contained in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law.

25.	Assignment

25.1	The Purchaser may assign (in whole or in part) the benefit of this Agreement to any other member of the Purchaser Group provided that, if such assignee ceases to be a member of the Purchaser Group, the Purchaser shall procure that all the benefits relating to this Agreement that have been assigned to such assignee are re-assigned to the Purchaser immediately before such cessation.

25.2	The Seller may not assign, transfer, hold on trust or deal in any manner with all or any part of the benefit of, or their rights and benefits under, this Agreement to any person without the prior written consent of the Purchaser, which shall not be unreasonably withheld or delayed provided that, in any case, the Seller provides any information or documentation required by the Purchaser to verify the identity of the proposed assignee pursuant to the Purchaser’s “KYC” procedure in place from time to time and such information is satisfactory to the Purchaser.

26.	Entire Agreement

This Agreement, and the documents referred to in it constitute the entire agreement between the parties and supersedes any prior agreement or arrangement in respect of its subject matter and:

(A)	no party has entered into this Agreement in reliance upon, and it will have no remedy in respect of, any misrepresentation, representation or statement (whether made by another party or any other person and whether made to the first party or any other person) which is not expressly set out in this Agreement; and

(B)	nothing in this clause 26 will be interpreted or construed as limiting or excluding the liability of any person for fraud or fraudulent misrepresentation.

27.	Invalidity

If at any time any provision of this Agreement other than the provisions of this clause 27 is or becomes illegal, invalid or unenforceable in any respect under the law of any relevant jurisdiction, that shall not affect or impair:

(A)	the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

(B)	the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Agreement.

28.	Notices

28.1	Any notice given under or in connection with this Agreement shall only be effective if given in writing in English by one of the methods specified in this clause 28.1. Service of notice by other means shall not be effective. A notice shall be addressed as provided in clause 28.4 and shall be:

(A)	personally delivered, in which case it shall be deemed to have been given upon delivery at the relevant address;

(B)	if within the same jurisdiction, sent by first class pre paid post, in which case it shall be deemed to have been given two (2) Business Days after the date of posting;

(C)	if from one jurisdiction to another jurisdiction, sent by courier in which case it shall be deemed to have been given two (2) Business Days after delivery to the courier; or

(D)	sent by email (with the notice attached in PDF format), in which case it shall be deemed to have been given on receipt of an automated delivery receipt or confirmation of receipt from the relevant server and provided such delivery is followed by a copy of the notice being sent via one of the delivery methods in clauses 28.1 to 28.1(C) (inclusive) above.

28.2	Any notice given or deemed to have been given after 3.00 p.m. on any Business Day or at any time on a day which is not a Business Day shall be deemed to have been given at 9.00 a.m. on the next Business Day.

28.3	The addresses and other details of the parties referred to in this clause 28.3 are, subject to clause 28.5:

For the Seller:

For the attention of:	Jim Brown

Email address:	jbrown@justenergy.com

Cc:	General Counsel (JDavids@justenergy.com)

Address:	c/o Just Energy Group Inc. First Canadian Place 100 King Street West, Suite 2630 Toronto, Ontario M5X 1E1

For the Purchaser:

For the attention of:	Director, Legal and Regulatory Compliance

Email address:	[EMAIL ADDRESS REDACTED]

Address:	Shell Energy House Westwood Business Park Westwood Way Coventry, CV4 8HS

United Kingdom

For the Guarantor:

For the attention of:	General Counsel

Email address:	JDavids@justenergy.com

Address:	Just Energy Group Inc. First Canadian Place 100 King Street West, Suite 2630 Toronto, Ontario M5X 1E1

28.4	A party may notify the other party of a change to the address or any of the other details specified in clause 28.3. Such notification shall only be effective on the later of the date specified in such notice or five (5) Business Days after the notice is given.

28.5	The Guarantor irrevocably appoints the Seller at the above address as its agent to receive on its behalf in England and Wales service of any proceedings under this Agreement. Such service shall be deemed completed on delivery to such agent (whether or not it is forward to and received by the Guarantor) and shall be valid until such time as the Purchaser has received prior written notice that such agent has ceased to act as agent. If, for any reason, such agent ceases to be able to act as agent or no longer has an address in England and Wales, the Guarantor shall forthwith appoint a substitute acceptable to the Purchaser and deliver to the Purchaser the new agent’s name and address within England and Wales.

28.6	The provisions of this clause 28 shall not apply in relation to the service of any document in connection with litigation proceedings, Claims, suits or actions.

29.	Costs and Expenses

Except as otherwise stated in any provision of this Agreement, each party shall bear its own costs arising out of or in connection with the preparation, negotiation and implementation of the Share Purchase Documents.

30.	Counterparts

This Agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement but all counterparts shall together constitute one and the same instrument.

31.	Contracts (Rights of Third Parties) Act 1999

31.1	The parties to this Agreement do not intend that any term of this Agreement, should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Agreement, other than the Company.

31.2	This Agreement may be terminated or varied in any way and at any time by the parties to this Agreement without the consent of any Third Party or the Company.

32.	Language

Each notice or other communication under or in connection with this Agreement shall be in English or if not in English, accompanied by an English translation made by a translator and certified by an officer of the party giving the notice to be accurate.

33.	Amendments and Variation

This Agreement may not be amended or modified orally and no amendment or modification shall be effective unless it is in writing and signed by the authorised representatives of each of the parties.

34.	Governing Law and Jurisdiction

34.1	This Agreement and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with the law of England and Wales.

34.2	Each party irrevocably agrees that the courts of England shall have exclusive jurisdiction to settle any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with this agreement or its subject matter or formation.

IN WITNESS whereof, this Agreement has been executed on the date first written above.

Schedule 1 : COMPANY INFORMATION

Company name:	Hudson Energy Supply UK Limited
Registration number:	07489042
Date of incorporation:	11/01/2011
Place of incorporation:	United Kingdom
Statutory seat:	England and Wales
Address of registered office:	Hudson Energy Supply UK Limited 3/F Elder House 586-592 Elder Gate Milton Keynes United Kingdom MK9 1LR
Issued share capital:	[SHARE INFORMATION REDACTED]
Shareholders:	Wholly owned by Hudson Energy Holdings UK Limited
Paid up share capital:	[PAID UP CAPITAL REDACTED]
Directors (name and address):	Mr Paul Robert Hellings 3/F Elder House 586-592 Elder Gate Milton Keynes United Kingdom MK9 1LR Mr James Brown 3/F Elder House 586-592 Elder Gate Milton Keynes United Kingdom MK9 1LR
Secretary (name and address):	Claudia Mason 3/F Elder House 586-592 Elder Gate Milton Keynes United Kingdom MK9 1LR
Accounting reference date:	31 March
Auditors:	MacIntyre Hudson LLP Moorgate House 201 Silbury Boulevard Central Milton Keynes MK9 1LZ

Schedule 2 : CONDITIONS TO COMPLETION

1.	Insofar as:

1.1	the Transaction constitutes a concentration subject to appraisal by the European Commission under Council Regulation (EC) No 139-2004 (the “Merger Regulation”):

(A)	the European Commission formally declaring and notifying the parties unconditionally or on terms satisfactory to the parties (acting reasonably) that the transaction is compatible with the common market pursuant to Article 6(1)(b) or Article 6(2) of the Merger Regulation; or

(B)	there having been a deemed clearance in respect of the transaction as a whole under Article 10(6) of the Merger Regulation;

1.2	insofar as the United Kingdom Competition and Markets Authority (the CMA) has jurisdiction to review the Transaction:

(A)	the CMA confirming in terms satisfactory to the parties that the CMA does not intend to make a reference to its chair for the constitution of a group under Schedule 4 to the Enterprise and Regulatory Reform Act 2013 under section 22 or 33 of the Enterprise Act 2002; or

(B)	section 22(3)(za) or 33(3)(za) of the Enterprise Act 2002 applying such that the CMA can no longer make a reference under section 22(1) or 33(1) of the Enterprise Act 2002,

provided that in the event that the CMA decides that it is under a duty, unless the Purchaser offers acceptable undertakings, to refer the Transaction or any aspect of it pursuant to section 22 enterprise Act 2002, the parties agree that the Purchaser, acting reasonably, will within a reasonable timeframe, offer and agree to provide undertakings as is necessary to address the substantial lessening of competition identified by the CMA, on terms reasonably acceptable to the Purchaser.

2.	This Agreement not having been terminated by the Purchaser pursuant to clause 15 of the Agreement.

3.	In respect of the Company:

3.1	no order has been made and no resolution has been passed for the winding up or liquidation of the Company or for a provisional liquidator to be appointed in respect of the Company and no petition has been presented and no meeting has been convened for the purpose of winding up or liquidation of the Company;

3.2	no administration order has been made and no petition for such an order has been presented in respect of the Company;

3.3	no receiver (which expression shall include an administrative receiver) has been appointed in respect of the Company;

3.4	no voluntary arrangement has been made by the Company with its respective creditors; and

3.5	[EXCLUSION REDACTED], the Company:

(A)	is not unable to pay its debts when they fall due;

(B)	has not stopped paying its debts as they fall due; or

(C)	it is not insolvent or technically bankrupt under the applicable Law.

4.	The Seller Group having completed (or procured the completion) of the Seller Group Restructuring Plan and the Intra Group Loans and Intra Group Accounts Restructuring Plan.

5.	The Seller Group having completed (or procured the completion of) the deletion of Personal Data that is no longer necessary for the purposes for which it was processed, subject to legal requirements.

6.	The Seller completing or procuring completion of data protection impact assessments in relation to: [INFORMATION REDACTED].

7.	The accounts of the Company for the year ending 31 March 2019 having been audited without qualifications, approved by the Company and filed with the Relevant Authority.

8.	The design, build and implementation by the Seller Group of a separate, complete and fully functional Swap Kit for the Company that materially meets all of the Acceptance Criteria. [TESTING INFORMATION REDACTED].

Schedule 3 : COMPLETION ARRANGEMENTS

1.	Seller’s Completion arrangements

1.1	At or prior to Completion, the Seller shall deliver to the Purchaser:

(A)	the original share transfer form in respect of the Shares (in agreed form) duly executed by the Seller;

(B)	the statutory registers of the Company including the register of members of the Company, and minute books required to be kept by the Company properly written up as at the Completion Date;

(C)	an irrevocable power of attorney, in agreed form, given by the Seller in favour of the Purchaser to enable the attorney to exercise all voting and other rights attaching to the Shares in the period between Completion and registration of the transfer of the Shares in the Company's register of members;

(D)	copies of the written resignations in an agreed form duly executed of the Company’s directors, directors, auditors and secretary, if needed;

(E)	a certified extract of the resolutions of the Seller approving the execution of the Second Disclosure Letter and the transfer of the Shares;

(F)	a signed copy of the Second Disclosure Letter;

(G)	a signed copy of the Green Star IP Assignment by the Seller or one of its Affiliates;

(H)	a signed copy of the Hudson Energy Licence to the Purchaser or the Company for consideration of [AMOUNT REDACTED] and where such licence has a minimum term of 12 calendar months from the Completion Date;

(I)	a signed copy of the Third Party IT Access Security Schedule signed on behalf of Just Energy (U.S.) Corp, as service provider under the TSA and the Company, in a form reasonably satisfactory to the Seller and the Purchaser;

(J)	online statements from each bank at which the Company has an account, giving the balance of each account at the close of business on the last Business Day before the Completion Date;

(K)	the relinquishment of bank mandates in relation to the Company, if needed;

(L)	evidence, in agreed form, that all debts between the Company and the Seller (or any member of the Seller Group) have been fully paid or otherwise discharged;

(M)	evidence, in agreed form, of the release of all Encumbrances (other than the Shell Encumbrances);

(N)	evidence, in agreed form, of the release of securities registered at Companies House (excluding the Shell Encumbrances) and any guarantees given by the Company in respect of the liabilities or obligations of the Seller and/or the Seller Group, or of any other Third Party

(O)	original share certificates for the Shares of the Company or an indemnity in relation to the same;

(P)	a copy of the signed agreement with [COUNTERPARTY NAME REDACTED]; and

(Q)	a copy of the acknowledgement to the Purchaser from those persons tendering their resignation as directors or company secretary of the Company that they do not have any claims against the Company.

2.	Purchaser’s Completion arrangements

2.1	At or prior to Completion, the Purchaser shall deliver to the Seller:

(A)	a certified copy of the resolutions adopted by the Purchaser's board of directors approving the execution and delivery of the Second Disclosure Letter and approval to pay the Initial Consideration and purchase the Shares;

(B)	a signed copy of the Second Disclosure Letter;

(C)	a signed copy of the TSA;

(D)	a signed copy of the Warranty and Indemnity Insurance Policy; and

(E)	evidence that the Purchaser has paid to the Seller an amount equal to the Initial Consideration.

3.	Other Completion arrangements

3.1	At or prior to Completion, the Company shall become a party to the contracts specified in Schedule 11 (Third Party Contracts).

3.2	At Completion, the Seller shall procure that a shareholder resolution of the Company is passed or a board meeting takes place (whichever is applicable):

(A)	approving the appointment of new directors, as nominated by the Purchaser, and noting the resignation of the existing directors with effect from Completion; and

(B)	approving the appointment of new auditors and noting the resignation of the existing auditors is noted, if needed;

(C)	where all the existing powers of attorney for the operation of the Company shall be revoked (if needed) and new powers of attorney giving authority to those persons nominated by the Purchaser shall be effected immediately following Completion;

(D)	all existing mandates for the operation of the bank accounts of the Company shall be revoked (if needed) and new mandates giving authority to those persons nominated by the Purchaser shall be effected immediately following Completion; and

(E)	the appointment of new secretary is approved and the resignation of the existing secretary is noted, if needed.

3.3	At Completion, the Seller shall deliver to the Company the Forms TM01 at Companies House in respect of the resigning directors appointed by the Seller and the Purchaser shall procure that the Company makes the relevant filings at Companies House.

Schedule 4 : SELLER’S WARRANTIES

1.	Capacity of the Seller

1.1	The Seller has the requisite power and authority to enter into and to perform this Agreement and the Seller’s Completion Documents to which it is a party.

1.2	When executed by the Seller, this Agreement and the Seller’s Completion Documents to which it is a party, shall constitute binding obligations of the Seller in accordance with their respective terms.

1.3	The execution and delivery of, and the performance by, the Seller of its obligations under this Agreement and the Seller’s Completion Documents to which it is a party shall not:

(A)	result in a breach of any provision of the constitutional documents of the Seller;

(B)	result in a breach of any order, judgement or decree of any court or Governmental Authority to which the Seller is a party or by which the Seller is bound and which is material in the context of the Transactions contemplated by this Agreement;

(C)	result in the loss or impairment of or any default under any licence, authorisation or consent required by the Company for the purposes of its Business;

(D)	result in the creation, imposition, crystallisation or enforcement of any Encumbrance on any of the assets of the Company; or

(E)	result in any present or future indebtedness of the Company becoming due and payable, or capable of being declared due and payable, prior to its stated maturity date or in any financial facility of the Company being withdrawn.

2.	Ownership of the Shares

2.1	The Seller is the owner of the number of Shares set out against its name in Schedule 1 (Company Information).

2.2	There is no Encumbrance on, over or affecting the Shares and there is no agreement or commitment entered into by any member of the Seller Group or the Company to give or create any such Encumbrance, in each case, other than the Shell Encumbrances.

2.3	Other than this Agreement, there is no agreement or commitment outstanding entered into by any member of the Seller Group or the Company which calls for the allotment or issue or transfer of any shares or debentures or securities of the Company and the Company has not allotted or issued any securities which are convertible into share or loan capital.

2.4	The Shares comprise the whole of the issued and allotted share capital of the Company and all of them are fully paid up and beneficially owned and registered as set out in Schedule 1 (Company Information).

3.	Group Structure

3.1	The particulars of the Company set out in Schedule 1 (Company Information) are true and accurate in all respects.

3.2	The Company does not have, or ever has had, any subsidiary, other than Just Energy (Ireland) Limited, nor does it have any material interest in the form of partnership, consortium or joint venture in any legal entity.

FINANCIAL STATEMENTS AND RECORDS

4.	The Accounts

4.1	True and fair view

The Accounts (a copy of which is contained in the Data Room Information) give a true and fair view of the assets, liabilities and financial position of the Company (and of the group where they are consolidated accounts) as at the Accounts Date, and of the profits (or losses) and where applicable total comprehensive income and cashflows of the Company (and of the Group where they are consolidated accounts) for the financial year ending on that date.

4.2	Compliance with law

The Accounts have been properly prepared in accordance with all applicable law and UK GAAP used by the Company.

4.3	Consistency

The Accounts have been prepared in accordance with the accounting policies and applying the methods and underlying assumptions as used in the preparation of the statutory accounts of the Company for the preceding two (2) financial years.

5.	Management Accounts

5.1	The Management Accounts are not materially misstated, have been prepared with the care and attention generally applied by prudent businesses in maintaining records of this nature and are consistent with the accounting records of the Company and accurately represent the assets, liabilities, financial position and of the profits (or losses) of the Company as at the Locked Box Date.

5.2	The Management Accounts have been prepared in accordance with the accounting principles and policies and applying the methods and underlying assumptions used in the preparation of the Management Accounts for the Company prepared for the twelve (12) month period to the Accounts Date.

CHANGES SINCE THE LOCKED BOX DATE

6.	General

Since the Locked Box Date:

6.1	the Business has been carried on in the ordinary and usual course (other than in connection with the transactions the subject of this Agreement); and

6.2	there has been no Material Adverse Change in the financial or trading position of the Company as a whole.

6.3	except as provide in the Accounts, there has been no payment or declaration of dividends, or other distributions, or agreements entered into to do so;

6.4	the Company has not allotted or issued or agreed to allot or issue any share capital, equity interests or loan stock or any security giving rise to a right over its capital;

6.5	the Company has not acquired or disposed of or agreed to acquire or dispose of any business or any material asset of a value in excess of [AMOUNT REDACTED];

6.6	the Company has not incurred or committed to incur material capital expenditure in excess of £[AMOUNT REDACTED];

6.7	the Company has not borrowed or raised any money or taken any financial facility;

6.8	no contract has been entered into on a non-arms-length basis;

6.9	no bonus to employees of a value in excess of [AMOUNT REDACTED] has been declared;

6.10	no resolutions of shareholders or of any class of shareholders of the Company have been passed (other than ordinary business conducted at an annual general meeting); and

6.11	the accounting reference period has not changed.

ASSETS AND LIABILITIES

7.	Unencumbered title; possession

7.1	Each asset valued in excess of [AMOUNT REDACTED] included in the Accounts or acquired by the Company since the Accounts Date (save for inventory disposed of in the ordinary course of business) is legally and beneficially owned by the Company and, so far as the Seller is aware, free from any Encumbrance or any claim to, or contract to grant, any Encumbrance, in each case, other than the Shell Encumbrances.

7.2	The Company has not agreed to acquire any asset valued in excess of [AMOUNT REDACTED] (save in the ordinary course of business) on terms that the legal title to it does not pass until full payment is made.

7.3	Any asset valued in excess of [AMOUNT REDACTED] of the Company which is not situated at the Properties at Completion is included in the Data Room Information.

7.4	The Company owns each asset necessary for the carrying on of its Business in the manner in which it is currently carried on as at the date of this Agreement.

8.	Receivables

8.1	The Company has not made, or entered into any contract to make, any loan to, or other arrangement with, any person as a result of which it is or may be owed any money, other than trade receivables incurred in the ordinary course of business and cash at bank.

8.2	The Company is not entitled to the benefit of any receivable otherwise than as the original creditor and the Company has not factored, deferred or discounted any receivable or agreed to do so.

9.	Intellectual Property Rights

9.1	As at Completion, all Intellectual Property used or held in relation to the Business is either: (i) legally and / or beneficially owned by the Company free from any Encumbrance (other than the Shell Encumbrances); or (ii) the Company has the legal right to continue to use such Intellectual Property after Completion and the Company has all the Intellectual Property necessary or required for the operation of the Business at Completion.

9.2	There are, and have been, no proceedings and, the Company has not received notice that any are pending or threatened in writing or will arise, impugning the title, validity or enforceability of the Company’s Intellectual Property.

9.3	The Company has not received notice that there is, or has been, any infringement of the Company’s Intellectual Property and so far as the Seller is aware none is pending or threatened.

9.4	Copies of all licences, sub-licences and other agreements for the use of the Segregated Applications (such term as defined in the TSA) are included in in the Data Room Information. No notice has been received to terminate them, and no disputes have arisen in respect of them.

9.5	The Company has not received notice that its activities infringe the intellectual property rights of any Third Party.

10.	IT Systems

10.1	The Company has license to use the Seller Proprietary Software.

10.2	A copy of the Business continuity plan of the Company is contained in the Data Room Information.

10.3	The Company has implemented, or procured the implementation of, appropriate and documented information security standards, systems, controls, policies and procedures in line with good industry practice and regulatory requirements designed to ensure the security of the entire IT Systems and the confidentiality, availability and integrity of all data stored and in transit on them and that these systems, controls, policies and procedures are regularly tested.

10.4	So far as the Seller is aware, the IT Systems (and each part of each of them), do not contain any computer virus or malicious code and have not within the previous twelve (12) calendar months been infected by any computer virus or malicious code or accessed by any unauthorised person.

10.5	The IT Systems (and each part of each of them) have functioned consistently and accurately, in all material respects, in accordance with any relevant specifications since being implemented (except for pre-planned maintenance shut downs).

PROPERTIES

11.	Details of the Properties

11.1	The Properties, details of which are in the Data Room Information, are true, accurate and complete in all material respects and comprise all and the only freehold or lease property owned, used or occupied by the Company.

11.2	As of the date of this Agreement, the Company is not party to any uncompleted agreement to acquire or dispose of any freehold or Leasehold Property.

11.3	Except in relation to the Properties, the Company has no liability (whether actual or contingent) in relation to any freehold or leasehold property.

12.	Occupation and use of the Property

12.1	Each of the Properties are presently used for the purpose(s) stated for that Property.

12.2	With respect to a Property held by the Company under a lease or licence (“Leasehold Property”):

(A)	all rent and licence fees (as applicable) have been paid as and when they become due; and

(B)	the Company has not received any written notice of material breach from the landlord or licensor (as applicable) in respect of any Leasehold Property that has not otherwise been remedied.

ENVIRONMENTAL/HEALTH AND SAFETY (EHS) MATTERS

13.	EHS Permits

13.1	The Company has lawfully obtained all EHS Permits that are material for the operation of the Company (a “Material EHS Permit”). Each Material EHS Permit is in full force and effect and the Company complies and has complied at all times with each Material EHS Permit.

13.2	The Company has not received notice alleging that it has not complied with any Material EHS Permit.

13.3	True, accurate and complete copies of all Material EHS Permits obtained by the Company (including any variation notices applicable thereto) are included in the Data Room Information.

13.4	The Company has not received any communication in any form in respect of any Material EHS Permit refusing, varying, modifying, revoking, suspending or cancelling the same or indicating an intention or threatening so to do.

14.	Compliance with EHS Law

The Company has not received any material communication from any relevant authority from which it appears that it is alleged to be in breach of EHS Law, or where failure to comply with such communication could reasonably be expected to constitute a breach of EHS Law.

15.	Liability

The Company is not engaged in any material action, litigation, arbitration or dispute resolution proceedings or subject to any investigation under EHS Law or otherwise in relation to EHS Matters and the Seller is not aware of any such matters pending or being threatened or of any circumstances or facts likely to give rise to any such matters.

16.	Information

Details of any material environmental assessment, audit, review or investigation conducted by or on behalf of the Company or otherwise in relation to any sites owned or occupied by the Company in the past three (3) years are set out in the Data Room Information.

17.	Employees

17.1	Particulars of the identities, job titles, dates of commencement of employment, dates of birth, current remuneration (including basic salaries, benefits and any allowances) work location, contractual working hours per week, notice periods and amount of bonus payments (if any) made or awarded in 2017, 2018 and 2019 (in the local currency) of all the employees of the Company at the date of this Agreement have been provided to the Human Resources Managers, Acquisitions and Divestments of Shell International Limited via e-mail.

17.2	Particulars of all persons who are not employees of the Company and who are providing services to the Company at the date of this Agreement under an agreement that is not a contract of employment (including, in particular, where the individual acts as a consultant or contractor or is on secondment from another employer) and the principal terms on which the individual provides services, including the entity that engages them, the remuneration, the length of notice required to terminate the engagement and the law governing the agreement have been provided to the Human Resources Managers, Acquisitions and Divestments of Shell International Limited via e-mail.

17.3	There are no amounts owing to any present or former officers, directors, workers or employees of the Company, other than remuneration accrued (but not yet due for payment) in respect of the calendar month in which this Agreement is executed or for reimbursement of Business expenses incurred during such month and none of them is entitled to accrued but unpaid holiday pay or accrued but untaken holiday leave in respect of the Company’s current or previous holiday year and the Company has at all times complied with the Working Time Regulations 1998 and Council Directive 2003/88/EC concerning certain aspects of the organisation of working time or otherwise in calculating holiday pay.

17.4	The Company has not received notice of any material existing claim or notice of ACAS early conciliation in relation to the Company by or in respect of any employee or former employee in respect of their employment or by or in respect of any person currently engaged or previously engaged to provide services to the Company.

17.5	The Company has not recognised, commenced or undertaken any activity which might be construed as recognition of, a trade union and the Company is not party to any agreement or understanding with any trade union or organisation of employer or workers group or body which represents employees nor are any steps being taken by employees, workers or other representatives to ensure trade union or similar recognition.

17.6	Except as Disclosed to the Purchaser, the Company has not made, agreed or proposed and is not party to any contractual arrangement to make any change of terms and conditions of employment or engagement of any Key Employees where such change of terms and conditions have not yet taken effect as at the date of this Agreement.

17.7	The Company is not involved or has during the 12 months prior to the date of this Agreement been involved, in any stoppage of work, work-to-rule, overtime ban, strike, lock-out, or any other form of dispute or any negotiations with any trade union or body of employees or workers.

17.8	The Company has, in relation to all present and former employees, directors and workers, materially complied with all applicable statutes, regulations, directives, orders and codes of conduct and collective agreements relating to employment and its relationships with employees and their representatives, and has maintained adequate and suitable records, whether or not required to do so by law, regarding the service of each of its employees – and has complied with all agreements for the time being having effect as regards such relations or the conditions of service of its employees (whether collectively or individually).

17.9	Save as set out in the Data Room Information, no employee of the Company is subject to any disciplinary action or is engaged in any grievance procedure between themselves and the Company.

17.10	The Company has in relation to all present or former employees who commenced employment with the Company on or after 29 February 2008 complied with the requirements of section 15 of the Immigration, Asylum and Nationality Act 2006 and all present or former employees have or had the legal right to work in the United Kingdom.

17.11	Details of any relevant transfer for the purposes of the Transfer of Undertakings (Protection of Employment) Regulations 2006 occurring during the period of five years preceding the date of this Agreement, to which the Company has been a party, affecting any of the employees engaged in the Business are provided in the Data Room Information.

18.	Pensions

18.1	Except for the Pension Schemes and any state or mandatory, social security arrangements or mandatory collective bargaining arrangements, there are no arrangements for the purpose of providing benefits on retirement or death to which the Company has or could have any liability to contribute.

18.2	Each Pension Scheme provides only money purchase benefits (as defined in sections 181 and 181B of the Pension Schemes Act 1993) and no promise or assurance has been given to any employee or former employee that his benefits (whether under the Pension Schemes or otherwise) will be calculated by reference to a minimum amount or defined level of benefit.

18.3	The Seller has Disclosed in the Data Room Information full, accurate and current details of the Pension Schemes and the Company’s and its employees’ and directors’ obligations and liabilities under it.

18.4	Each Pension Scheme is a registered pension scheme under the Finance Act 2004, and so far as the Seller is aware, there is no reason why it could cease to be registered.

18.5	So far as the Seller is aware, the Company complies and has at all times complied in all material respects with the trusts, powers and provisions of the Pension Schemes’ documentation.

18.6	No material claim, dispute, complaint or investigation has arisen which relates to the provision of any benefits under the Pension Schemes in respect of the Company’s current and former employees.

18.7	So far as the Seller is aware, the Company has no liability to make any payment to the Pension Schemes relating to employees of the Company which is due at the date of this Agreement but remains unpaid.

18.8	No contribution notice, financial support direction or restoration order (as defined in sections 38 to 56 of the Pensions Act 2004) has been issued or which refers to the Company.

18.9	No employee of the Company whose employment has previously transferred to the Company under the Transfer of Undertakings (Protection of Employment) Regulations 1981 or 2006 has a right to enhanced benefits on redundancy or on early retirement, or to a set amount of employer contributions that is higher than has been Disclosed in Disclosure Documents.

18.10	Since its staging date, the Company has enrolled automatically into a pension scheme those workers whom it has been required to enrol automatically into an automatic enrolment scheme under the Pensions Act 2008.

CONTRACTS

19.	Insurance

A summary of the insurance policies in respect of which the Company has an interest is contained in the Data Room Information and, so far as the Seller is aware, the Company has not received notice that any such policies are not in full force and effect or are void or voidable, and no individual or related claims for amounts in excess of £100,000 are outstanding.

20.	Financing and working capital

20.1	The amount borrowed by the Company from its bankers as at the date of this Agreement does not exceed the amount of the facility agreed with such bankers and the total amount borrowed by the Company from whatever external Third Party source does not exceed any limitation on its borrowing contained in its articles of association.

20.2	Details of all overdrafts, loans or other financial facilities outstanding or available to the Company are contained in the Data Room Information and copies of all documents relating to those facilities are included in the Data Room Information. So far as the Seller is aware, no person who provides any of those facilities has given any written indication that the Company is in breach or that such facilities may be withdrawn or their terms altered.

20.3	The Company has not applied for or received any grant, subsidy or financial assistance from any government department or other body.

21.	Material contracts

21.1	The Data Room Information contains all of the Material Contracts to which the Company is a party.

21.2	Save as Disclosed in the Data Room Information, the Company is not a party to, or liable under, any:

(A)	agency, distributorship or management agreement with an aggregate value in excess of [AMOUNT REDACTED] per annum;

(B)	partnership, joint venture, consortium, joint development or shareholders agreement;

(C)	agreement which involves or is likely to involve an aggregate expenditure in excess of [AMOUNT REDACTED] per annum; or

(D)	contract or arrangement which relates to matters not within the ordinary business of the Company or is not entirely on arms’ length terms.

22.	Metering Contracts

22.1	The Company has not received any notice, and so far as the Seller is aware, there has been no act or omission by the Company, or a claim by any person which could give rise to liability of the Company under any of the Metering Contracts.

22.2	All the Metering Contracts are, as at the date of this Agreement, in full force and effect, in writing, and the Company has not received notice to terminate any Metering Contract.

23.	Other business matters

No Group member carries on a business under any name other than its own corporate name or any other name specified in the Data Room Information.

24.	Consumer law and legislation and customers

24.1	So far as the Seller is aware, the Company has not been subject to any material investigations, inquiries or proceedings by; and/or received any correspondence from, any competent regulatory or governmental authority concerned with the sale and/or marketing of goods and/or services to consumers (including but not limited to Trading Standards, the Competition and Markets Authority and the Advertising Standards Authority).

24.2	The Company has not received any written correspondence, complaint, notice and/or claim from any individual alleging material non-compliance with the Consumer Protection from Unfair Trading Regulations 2008 (as amended).

24.3	The Company has implemented, or procured the implementation of standards, controls, policies and procedures that are designed to ensure that the Company takes such action as it is required by law or regulation to take in relation to the setting of customer direct debit amounts and the repayment of any customer credit and the Company applies, and has consistently applied during the 12 months prior to the date of this Agreement, such standards, controls, policies and procedures in relation to the repayment of all such customer credit.

COMPLIANCE, DISPUTES

25.	Company law matters

25.1	Compliance has been made with all legal requirements in connection with the formation of the Company and all issues and grants of shares, debentures, notes, mortgages or other securities of the Company.

25.2	The copy of the memorandum and articles of association of the Company included in the Data Room Information is true and the Company has at all times carried on its Business and affairs in all material respects in accordance with its constitution and all such resolutions and agreements.

25.3	All returns, particulars, resolutions and other documents required to be filed with or delivered to the Registrar of Companies by the Company or any of its officers have been properly and correctly prepared and so filed and delivered, in each case.

25.4	The statutory books (including all registers and minute books) of the Company have been properly kept and contain an accurate and complete record of the matters which should be dealt with in those books and, so far as the Seller is aware, no notice or allegation that any of them is incorrect or should be rectified has been received.

26.	General legal compliance

26.1	The Company has obtained all licenses, consents, permits, authorities and permissions (public and private) necessary to enable it to carry on its Business effectively in the places and in the manner in which such Business is now carried on. As far as Seller is aware, no notice has been received by the Company suspending, cancelling or revoking such licenses, consents, permits, authorities and permissions.

26.2	So far as the Seller is aware, there is not pending, or in existence, any investigation or enquiry by, or on behalf of, any governmental or other body in respect of the affairs of the Company.

27.	Regulatory

27.1	For the purpose of this paragraph 27, the following words and expressions have the following meanings:

(A)	“BSC” means the balancing and settlement code maintained pursuant to the Transmission Licence;

(B)	“CUSC” means the connection and use of system code maintained pursuant to the Transmission Licence;

(C)	“Data Transfer Services Agreement” means the agreement with Electralink Limited for the provision of data transfer services;

(D)	“DCUSA” means the Distribution Connection and Use of System Agreement maintained pursuant to the Distribution Licences;

(E)	“Distribution Code” has the meaning attributed to that term in the Transmission Licence;

(F)	“Distribution Licence” means a Licence to distribute electricity;

(G)	“Grid Code” has the meaning given to that term in the Transmission Licence;

(H)	“Industry Documents” means the Licences, the BSC, the CUSC, the DCUSA, the Distribution Code, the Grid Code, MPAS, the Master Registration Agreement, Smart Energy Code, Data Transfer Services Agreement, and all other agreements, documents or codes (whether or not in existence at the date of this Agreement) with which an electricity and/or gas supplier is obliged to comply with;

(I)	“Licence” means any licence granted under section 6 of the Electricity Act 1989 and section 5 of the Gas Act 1986 and “Licences” shall be construed accordingly;

(J)	“Master Registration Agreement” means the agreement of that title maintained pursuant to the Distribution Licences;

(K)	“MPAS” means meter point administration service which provides information regarding electricity supply to properties and regulates the registration process between electricity suppliers;

(L)	“Smart Energy Code” means a multi-party agreement which governs the use of the Data Communications Company’s services; and

(M)	“Transmission Licence” means the transmission licence in which section C of the standard transmission licence conditions has effect.

27.2	The Company is, in all material respects, acting in compliance with all applicable Industry Documents and has in place all required Third Party consents and Licences and is a signatory to any applicable Industry Documents required for the Business.

28.	Competition

28.1	So far as the Seller is aware, no agreement, transaction, practice, arrangement or conduct carried on or proposed to be carried on by the Company (or by any person for whose acts or defaults the Company may be contractually or vicariously liable), whether unilaterally or with others, or to which the Company (or any such person) is a party, and no state of affairs applicable to the Company (or any such person):

(A)	infringes or falls within the scope of Chapter I of the Competition Act 1998 (“CA98”) or constitutes an abuse of a dominant position contrary to Chapter II CA98 or is or has been the subject of any written enquiry, request for information, investigation or proceedings in respect of any of those provisions;

(B)	infringes or falls within the scope of Article 101 of the Treaty of the Functioning of the European Union (“TFEU”) or constitutes an abuse of a dominant position contrary to Article 102 TFEU, or infringes or falls within the scope of any regulation or other enactment made under Article 103 TFEU, or is or has been the subject of any written enquiry, request for information, investigation or proceeding in respect of any of those Articles;

(C)	is or has been the subject of a written enquiry, investigation, reference, report or proceedings under the Enterprise Act 2002, the Competition Act 1998, Article 101 TFEU, Article 102 TFEU or the EU Regulation 139/2004; or

(D)	infringes or falls within the scope of the offence created by Section 188 of the Enterprise Act 2002 and so far as the Seller is aware, there are no circumstances indicating that any such enquiry, investigation, proceeding, reference or report relating to any such matter is likely to be made.

28.2	The Company has made no complaint against any other person to any relevant authority under any law or legislation having a value above £50,000 referred to in this paragraph.

28.3	So far as the Seller is aware, the Company has not given an undertaking to, or is subject to any order of or investigation by, or has received any written request for information from, Ofgem or Ofcom, where such undertaking, order, investigation or request for information is likely to cause a material loss or liability to the Company.

29.	Litigation

29.1	Save as set out in the Data Room Information, the Company is not involved (whether as claimant, defendant or otherwise) in any material civil, criminal, tribunal, arbitration, administrative or other proceedings, which may result in a claim, or give rise to any potential liability, above [AMOUNT REDACTED].

29.2	So far as the Seller is aware, no civil, criminal, tribunal, arbitration, administrative or other proceedings, which may result in a claim, or give rise to any potential liability above [AMOUNT REDACTED] are pending or threatened by or against or concern the Company and so far as the Seller is aware there are no facts or circumstances likely to result in any such proceedings.

29.3	There is no outstanding or unsatisfied judgement, decree, order, award or decision of a court, tribunal, arbitrator or governmental agency against the Company and the Company is not party to any undertaking or assurance given to a court, tribunal or any other person in connection with the determination or settlement of any claim or proceedings.

30.	Anti-Corruption

30.1	The Company has not, and so far as the Seller is aware:

(A)	breached any applicable Anti-Bribery Laws;

(B)	been convicted of any offence involving bribery, corruption, fraud or dishonesty or been the subject of any agreement with any prosecutor or regulator (including any deferred prosecution agreement or similar arrangement) relating to any such alleged offence;

(C)	done or omitted to do any act or thing which caused or may cause any person to be guilty of an offence under section 7 Bribery Act (or would have done so if the Bribery Act had been in force at the relevant time and/or if the relevant person had been unable to prove that it had in place adequate procedures designed to prevent persons associated with it from undertaking such conduct);

(D)	been, and/or are not, the subject of any investigation, enquiry or enforcement proceedings by any governmental, administrative or regulatory body regarding any offence or alleged offence under Anti-Bribery Laws; or

(E)	been listed by any government agency as being debarred, suspended, proposed for suspension or debarment, or otherwise ineligible for participation in government procurement programmes or other government contracts.

30.2	The Company has in place adequate procedures in line with the guidance published by the Secretary of State under section 9 of the Bribery Act 2010 designed to prevent its Associated Persons (as defined therein) from undertaking any of the conduct referred to in paragraph 30.1 and which might lead to the Company being in breach of section 7 of the Bribery Act 2010.

30.3	The Company has materially complied with its anti-bribery and anti-corruption policies, complete and accurate copies of which are disclosed in the Data Room Information.

31.	Anti-Slavery

The anti-modern slavery practice policies of the Company are Disclosed in the Data Room Information.

32.	Default

No notice has been received alleging a material breach of a contract by the Company.

33.	Insolvency

33.1	No meeting has been convened at which a resolution will be proposed, no petition has been presented, no order has been made and no resolution has been passed for the winding-up of the Company or for the appointment of any provisional liquidator the Company has not called any formal or informal meeting of all or any of its creditors.

33.2	No administrative receiver, receiver or receiver and manager has been appointed of the whole or any part of the property, assets or undertaking of the Company.

33.3	No administrator has been appointed in respect of the Company and no steps or actions have been taken in connection with the appointment of an administrator in respect of the Company.

33.4	No voluntary arrangement has been proposed or approved under Part I Insolvency Act 1986 and no compromise or arrangement has been proposed, agreed to or sanctioned under sections 895 to 901 CA 2006 in respect of the Company.

33.5	No distress, execution, taking of control or recovery or other process has been levied on or applied for in respect of any asset of the Company.

33.6	The Company has not stopped or suspended the payment of its debts or received a written demand pursuant to section 123(1)(a) Insolvency Act 1986 and the Company is not insolvent or unable to pay its debts within the meaning of section 123 Insolvency Act 1986.

34.	Data Protection

34.1	The Company has:

(A)	introduced and applied appropriate data protection policies and procedures concerning the collection, use, storage, retention and security of Personal Data, implemented regular staff training, use testing, audits or other documented mechanisms to ensure and monitor compliance with such policies and procedures;

(B)	appointed a data protection officer if required to do so under Applicable Data Protection Laws;

(C)	maintained complete, accurate and up to date records of all their Personal Data processing activities as required by Applicable Data Protection Laws;

(D)	carried out and maintained complete, accurate and up to date records of all data protection impact assessments required by Applicable Data Protection Laws;

(E)	issued appropriate privacy notices to data subjects which comply with all applicable requirements of Applicable Data Protection Laws;

(F)	put in place transfer mechanisms for ensuring compliance with Applicable Data Protection Laws for cross-border transfers of Personal Data; and

(G)	implemented appropriate technical and organisational measures to protect against the unauthorised processing or unlawful processing of, or accidental loss or damage to, any Personal Data processed by the Company and, so far as the Seller is aware, any authorised service provider ensures a level of security appropriate to the risk represented by the processing and the nature of the Personal Data to be protected.

34.2	The Company has an agreement in place with each Data Processor which incorporates appropriate data safeguards and all applicable requirements of Applicable Data Protection Laws.

34.3	The Company has complied with all overdue data subject requests, including any requests for access to Personal Data, the cessation of specified processing activities or the rectification or erasure of any Personal Data, in each case in accordance with the requirements of Applicable Data Protection Laws, and there are no such requests outstanding at the date of this Agreement.

34.4	Neither the Company nor any its Data Processors have, in the period of five (5) years preceding the date of this Agreement, suffered any accidental, unauthorised or unlawful destruction, loss, alteration, disclosure of, acquisition of, or access to any Personal Data, and each of the Seller and its Data Processors have passed all regulatory audits to which they have been subject.

34.5	The Company has not in the period of five (5) years preceding the date of this Agreement received any:

(A)	notice, request, correspondence or other communication from any Supervisory Authority, or been subject to any enforcement action (including any fines or other sanctions), in each case relating to a breach or alleged breach of their obligations under Applicable Data Protection Laws; or

(B)	claim, complaint, correspondence or other communication from a data subject or any other person claiming a right to compensation under Applicable Data Protection Laws, or alleging any breach of Applicable Data Protection Laws, which is likely to result in a claim, or give rise to any material potential liability above.

34.6	The Company has duly complied with all applicable notification or registration obligations and paid the appropriate level of fees or charges in respect of their processing activities, in each case, as required by Applicable Data Protection Laws.

34.7	The Company has valid consents in respect of direct marketing activities and tracks and honours any “opt-outs” from direct marketing in line with Applicable Data Protection Laws.

34.8	The execution and delivery of this Agreement, the contemplated transactions, and the performance of the Seller’s and the Company’s obligations hereunder will not violate the Applicable Data Protection Laws or require the delivery of notice to or the gathering of consent from any individual for the continued processing of such Personal Data.

35.	Taxation

35.1	All notices, returns, computations, registrations, information and payments which should have been made or supplied by the Company for any Taxation purpose have been made within the requisite periods and are in all material respects up-to-date, correct and on a proper basis and none of them is, or so far as the Seller is are aware is likely to be, the subject of any dispute with any Tax Authority.

35.2	All material Taxes for which the Company is liable and which have fallen due for payment in the three (3) years preceding the Accounts Date and which the Company has been notified by the relevant Tax Authority as having fallen due for payment, have been duly paid.

35.3	In the three (3) years preceding the Accounts Date, the Company has made all deductions in respect or on account of any Tax from any material payment made by it which it is obliged to make and which it has been notified by the relevant Tax Authority as being obliged to make and has accounted in full to the appropriate authority for all amounts so deducted.

35.4	In the three (3) years preceding the Accounts Date, the Company has not paid or been notified by the relevant Tax Authority that it is liable to pay any material interest, penalty, surcharge or fine relating to Tax.

35.5	The Company is a taxable person and is duly registered for the purposes of all applicable value added taxes.

35.6	The Company is and at all times in the three years preceding the Accounts Date been resident for Tax purposes only in the jurisdiction in which it was formed. So far as the Seller is aware, the Company is not liable to pay Tax chargeable under the laws of any jurisdiction other than any jurisdiction in which it is formed.

35.7	The Company is not and has not in the three years preceding the Accounts Date been involved in any material dispute in relation to Tax with any Tax Authority and, so far as the Seller is aware, the Company has not received any communication from an Authority that such a dispute likely.

35.8	All intercompany transactions have taken place on an arm’s length basis.

35.9	The Company has kept and preserved complete and accurate records, invoices and other information in relation to Tax as may be needed to enable them to deliver correct and complete returns for their accounting periods for which such returns are required.

35.10	The Company has duly and properly made all Taxation claims, disclaimers, elections and surrenders and given all notices and consents and done all other things in respect of Taxation the making, giving or doing of which was assumed to have been made for the purposes of the Management Accounts and none have been revoked or otherwise withdrawn.

35.11	The Company has deducted and properly accounted to the appropriate Tax Authority for all amounts which it has been obliged to deduct in respect of Taxation (whether under Pay As You Earn or otherwise), has complied in all material respects with all reporting requirements relating to all such amounts and has (where required by the applicable law) duly provided certificates of deduction of tax to the recipients of payments from which deductions have been made.

35.12	So far as the Seller is aware, no liability to national insurance contributions or obligation to account for income tax under Pay As You Earn could fall on the Company as a result of a chargeable event (within the meaning of Part 7 of the Income Tax (Earning and Pensions) Act 2003 (“ITEPA”)) before or on Completion in respect of securities and interests in securities made available or securities options granted to an employee or director prior to Completion.

35.13	The Disclosure Letter contains full details of all share incentive schemes and profit sharing schemes and employee benefit trusts established by the Company whether approved by HMRC or not and the Company has complied in all material respects with all statutory requirements in respect of such schemes and trusts.

35.14	The Seller has not entered into any arrangement on or before Completion that, so far as the Seller is aware, could give rise to a charge to Taxation under Part 7A ITEPA for the Company.

Schedule 5 : LIMITATIONS ON LIABILITY

For the purposes of this Schedule:

“Actual Consideration”: means the amount of consideration actually received by the Seller, pursuant to the terms of clause 5 and Schedule 9 (Contingent Consideration), if applicable;

“Claim" means any Warranty Claim or Tax Covenant Claim;

“IP / IT Claim” means any Warranty Claim made under paragraphs 9 (Intellectual Property Rights) and 10 (IT Systems) of Schedule 4 (Seller’s Warranties), but only to the extent that any such claim is not otherwise covered by the Warranty and Indemnity Insurance Policy;

“General Claim” means a claim under this agreement, other than a Claim or an Indemnity Claim;

“Indemnity Claim”: means a claim made by the Purchaser pursuant to clause 14; and

“Warranty Claim” means a claim for breach of any of the Warranties.

1.	General

1.1	Nothing in this Schedule shall have the effect of excluding, limiting or restricting any liability of the Seller in respect of a claim arising as a result of fraud or dishonesty (including fraudulent misrepresentation and wilful concealment) by the Seller.

2.	Claims

2.1	Subject to paragraph 1.1 of this Schedule 5 (Limitations on Liability), the liability of the Seller in respect of all and any Claims (other than an IP/IT Claim and / or a claim made pursuant to clause 2.3 of Schedule 7 (Tax Covenant)), notwithstanding the terms of the Warranty and Indemnity Insurance Policy, is and shall not exceed [AMOUNT REDACTED] in aggregate.

2.2	Subject to paragraph 1.1 of this Schedule 5 (Limitations on Liability), the sole remedy and right of recovery for all Claims (other than an IP/IT Claim and / or a claim made pursuant to clause 2.3 of Schedule 7 (Tax Covenant)) shall be under the Warranty and Indemnity Insurance Policy and no right of rescission or termination shall be available after Completion by reason of any breach of the Warranties or by any other reason.

2.3	The Purchaser acknowledges and agrees that the [AMOUNT REDACTED] cap contained above at paragraph 2.1 and paragraph 2.2 above shall apply notwithstanding any subsequent non-payment under the Warranty and Indemnity Insurance Policy or any vitiation, expiry, exclusion or termination of the Warranty and Indemnity Insurance Policy or insolvency of the underwriters of that policy or for any other reason whatsoever.

2.4	For any claim under this Agreement other than a Claim or an Indemnity Claim, the Seller shall never be liable for an amount in excess of [AMOUNT REDCATED].

2.5	For the avoidance of doubt, any Tax Covenant Claim pursuant to clause 2.3 of Schedule 7 (Tax Covenant) shall not be subject to any limitations set out in paragraph 2 of this Schedule 5 (Limitations on Liability).

2.6	The Purchaser shall be entitled to bring a Claim pursuant to paragraphs 9 and 10 of Schedule 4 (Seller’s Warranties), provided that the Seller shall never be liable for an amount in excess of [AMOUNT REDCATED].

3.	General Claims, Indemnity Claims and IP/IT Claims

3.1	Subject to paragraph 3.2, the maximum aggregate liability of the Seller in respect of the aggregate of all and any:

(A)	General Claims; and

(B)	IP/IT Claims,

shall never exceed the Actual Consideration.

3.2	In addition, in relation to any IP/ IT Claim(s):

(A)	the maximum aggregate amount of the liability of the Seller in respect of the aggregate of all IP/IT Claims shall never exceed [PERCENTAGE REDACTED]; and

(B)	the Seller shall have no liability in respect of an IP/IT Claim unless:

(1)	to the extent covered by the Warranty and Indemnity Insurance Policy, the Purchaser shall have tried to recover, and exhausted the chances of recovery, under the Warranty and Indemnity Insurance Policy;

(2)	the amount of the IP/IT Claim exceeds [AMOUNT REDACTED]; and

(3)	the aggregate amount of the liability of the Seller in respect of all such IP/IT Claims exceeds [AMOUNT REDACTED],

in which case, the Seller shall be liable for the full amount of the IP/IT Claim and not just the excess.

4.	Time Limits for Bringing Claims

4.1	Other than in relation to a Tax Covenant Claim:

(A)	No Claim or Indemnity Claim shall be brought against the Seller under the Warranties or otherwise under or in connection with the Agreement, whether in tort, contract, under statute or otherwise, and the Seller shall not be liable in respect of any such Claim or Indemnity Claim, unless:

(1)	the Purchaser shall have given to the Seller written notice of such Claim or Indemnity Claim specifying in reasonable detail (to the extent such information is available at the time) the facts which give rise to the Claim or Indemnity Claim, the nature of the Claim or Indemnity Claim and the amount claimed in respect thereof as soon as reasonably practicable after the Purchaser has become aware of the underlying facts that might give rise to a possible claim, and in any event within thirty (30) Business Days of becoming aware of those facts; and

(2)	the Purchaser shall have given such written notice of a Claim or Indemnity Claim to the Seller:

(a)	on or before [PERIOD REDACTED] of the date of this Agreement in respect of Taxation matters, or

(b)	on or before the period [PERIOD REDACTED] from the date this Agreement in respect of Claims relating to any other non-Taxation matters and Indemnity Claims.

4.2	The liability of the Seller in relation to any Claim or Indemnity Claim shall absolutely cease and determine (if such Claim or Indemnity Claim has not been previously satisfied, settled or withdrawn) unless the Purchaser has commenced legal or arbitration proceedings in respect of such Claim within six (6) months of the service of the notice of such claim given to the Seller under paragraph 4.1 of this Schedule 5 (Limitations of Liability) and, for this purpose, proceedings shall not be deemed to have been commenced unless they shall have been properly issued and validly served upon the Seller.

5.	Contingent Liabilities

If any potential Claim or Indemnity Claim arises as a result of a contingent or unquantifiable liability of the Company, the Seller will not be obliged to pay in respect of such potential Claim or Indemnity Claim until the liability either ceases to be contingent or becomes quantifiable.

6.	Acts of the Purchaser

6.1	No Claim or Indemnity Claim (other than a Tax Covenant Claim) shall be made against the Seller to the extent such Claim or Indemnity Claim is attributable to:

(A)	any voluntary act, omission, transaction or arrangement carried out at the request or direction of or with the written consent, of the Purchaser before Completion; or

(B)	any breach by the Purchaser of any obligations under any of the Share Purchase Documents.

6.2	The Seller shall not be liable for any Claim or Indemnity Claim which would not have arisen but for any reorganisation or change in ownership of the Company after Completion (for the avoidance of doubt, excluding the sale of Shares at Completion in accordance with this Agreement) or any changes in law or in the accounting basis on which the Company values its assets or any other change in accounting or other policy or practice of the Company after Completion.

7.	Allowance, Provision or Reserve in the Relevant Accounts

No matter shall be the subject of a Claim (other than a Tax Covenant Claim) to the extent any allowance, provision or reserve in respect of such matter shall have been made in the Management Accounts.

8.	Mitigation

The Purchaser shall, and shall procure, that the other members of the Purchaser’s Group shall, mitigate to the fullest extent any loss or damage which would, could or might reasonably be expected to give rise to a Claim, Indemnity Claim or General Claim or otherwise under the Share Purchase Documents.

9.	Future Legislation

No liability shall arise in respect of any Claim to the extent that liability for such Claim occurs or is increased wholly or partly as a result the passing of, the coming into force of, or any variation, change, modification or amendment in, any law, rule, regulation, legislation, standard, code, guidance note, policy or administrative practice of a government, government department, agency or regulatory body not in force and/or which has not arisen at the date of this Agreement or of any variation, change, modification or amendment after the date of this Agreement to the manner in which any of the foregoing is applied or interpreted.

10.	Purchaser’s Knowledge

The Seller shall not be liable under the Warranties (with the exception of Fundamental Warranties, which are not qualified in any way) to the extent that the facts, matters, events or circumstances giving rise to any potential Claim are Disclosed in:

(A)	the Disclosure Letter or any document delivered with the Disclosure Letter;

(B)	the Second Disclosure Letter or any document delivered with the Second Disclosure Letter;

(C)	[DISCLOSURE REDACTED]; or

(D)	any of the Share Purchase Documents.

11.	Conduct of claims

11.1	Upon the Purchaser or the Company becoming aware of a potential claim, action, demand or other matter (a “Relevant Matter”) which constitutes or which would or might give rise to an Indemnity Claim or an Excluded Claim, irrespective of whether the Seller may be held jointly liable for such matter, the Purchaser shall, and shall procure that the Company shall, as the case may be:

(A)	within twenty-five (25) Business Days notify the Seller by written notice of such Relevant Matter;

(B)	subject to the Seller agreeing to pay all reasonable out of pocket expenses of the Purchaser and/or the Company, take such action and give such information and access (during normal working hours) to personnel, premises, chattels, documents and records to the Seller and its professional advisers as the Seller may reasonably request for the purposes of investigating such Relevant Matter and enabling the Seller to take the action referred to in sub paragraph 11.1(C) below;

(C)	if so required by the Seller:

(1)	to take such action and give such information and assistance in order to avoid, dispute, resist, mitigate, settle, compromise, defend, appeal or remedy such Relevant Matter or the matters which will or are likely to give rise to such Relevant Matter; and/or

(2)	make no admission of involvement or of liability, agreement, settlement or compromise with any Third Party in relation to any such Relevant Matter without the prior written consent of the Seller such consent not to be unreasonably withheld, delayed or conditioned; and

(3)	keep the Seller fully informed as to the progress of any Relevant Matter and the defence thereof and provide the Seller with copies of all correspondence relating to such Relevant Matter within ten (10) Business Days of receiving or sending such correspondence and otherwise keep the Seller fully informed of the status of such Relevant Matter including, without limitation, by:

(a)	providing the Seller with draft copies of any correspondence that the Purchaser or the Company intends to send;

(b)	reflecting in such correspondence any reasonable comments that the Seller might have;

(c)	informing the Seller about its proposed conduct of the Relevant Matter and reflecting any reasonably comments that the Seller might have about such conduct; and

(4)	disclose in writing to the Seller all reasonable information and documents relating to the Relevant Matter.

(D)	If requested by the Seller for the purposes of investigating the Relevant Matter or the matters which will or are likely to give rise to a Relevant Matter, give the Seller and its professional advisers reasonable access to:

(1)	the personnel of the Purchaser and/or the Company in order to interview the personnel; and

(2)	any relevant premises, chattels, accounts, documents and records within the power, possession or control of the Purchaser and/or the Company in order to, at the Seller’s own expense, examine and photograph the premises and chattels and to examine, photograph and take copies of the accounts, documents and records; and

(3)	take reasonable action to mitigate any loss suffered by it, any member of the Company in respect of such Relevant Matter.

12.	No Double Recovery

12.1	The Purchaser shall not be entitled to recover from the Seller more than once for the same damage suffered.

12.2	Without prejudice to the generality of paragraph 12.1, the liability of the Seller under the Warranties shall be reduced if and to the extent that the loss has been recovered under Schedule 7 (Tax Covenant) (and vice versa).

13.	Acknowledgement

The Purchaser acknowledges and agrees (on behalf of itself and each member of the Purchaser’s Group) with the Seller (for the benefit of the Seller and each member of the Seller Group) that:

(A)	the Warranties are the only warranties given by, or on behalf of, the Seller or any member of the Seller Group upon which the Purchaser has relied in entering into this Agreement;

(B)	no other statement, promise or forecast made by or on behalf of the Seller or any member of the Seller Group may form the basis of, or be pleaded in connection with, any Claim, Indemnity Claim or General Claim by the Purchaser; and

(C)	no representation of any nature has been made by the Seller or any other member of the Seller Group.

Schedule 6 : PROPERTIES

[PROPERITIES REDACTED]

Schedule 7 : TAX COVENANT

1.	INTERPRETATION

For the purposes of this Schedule 7 (Tax Covenant):

“Accounts Relief” means a Relief, the availability of which has been shown as an asset in the Management Accounts (other than the Company’s deferred Tax asset of up to £10 million included in the Management Accounts);

“Event” means an event, act, transaction or omission;

“Company” means Hudson Energy Supply UK Limited;

“Purchaser's Relief” means a Relief which arises in respect of an Event occurring after Locked Box Date or in respect of income earned during a period commencing after Locked Box Date, other than a Seller’s Relief;

“Seller’s Relief” means a Relief other than an Accounts Relief which arises (1) in respect of an Event occurring prior to the Locked Box Date or in respect of income earned during a period commencing prior to the Locked Box Date; or (2) in respect of any Tax liability of the Company for which the Seller is liable under paragraph 2.3 of this Schedule 7 (Tax Covenant);

“Tax Claim” means any assessment, notice, demand or other document issued or action taken by or on behalf of any Tax Authority or any form of self-assessment from which it appears that the Company, the Purchaser or any member of the Purchaser’s Group is subject to, or is sought to be made subject to, or might become subject to, or suffers or incurs any Tax liability or Warranty Liability will or may arise;

“Tax Covenant Claim” means a claim under this schedule or under the Tax Warranties;

“Warranty Liability” means a liability arising under the Tax Warranties.

The headings in this Schedule 7 (Tax Covenant) do not affect its interpretation.

1.1	Liabilities to Tax and Reliefs shall be computed on the assumption that the period commencing on the Accounts Date and ending on the Locked Box Date was a period by reference to which a Tax return fell to be made to a Tax Authority.

2.	THE SELLER'S OBLIGATIONS

2.1	Subject to paragraph 3, the Seller shall pay to the Purchaser an amount equal to the amount of the Company's liability for Tax:

(A)	which arises:

(1)	in consequence of an Event occurring on or before Locked Box Date; or

(2)	in respect of or by reference to any income, profits or gains which were earned, accrued or received on or before the Locked Box Date or in respect of a period ending on or before the Locked Box Date;

(B)	which would have been saved but for the loss, reduction, modification or cancellation of an Accounts Relief in consequence of an Event occurring on or before Locked Box Date; or

(C)	which would have arisen in consequence of an Event occurring on or before the Locked Box Date or in respect of or by reference to any income, profits or gains which were earned, accrued or received on or before the Locked Box Date or in respect of a period ending on or before the Locked Box Date and which is not payable in consequence of the utilisation or set-off of an Accounts Relief or a Purchaser's Relief.

2.2	The Seller shall pay to the Purchaser an amount equal to the amount of any reasonable costs of the Company or the Purchaser properly incurred by the Company or the Purchaser in connection with a liability for which the Seller is liable under this Schedule.

2.3	The Seller shall pay to the Purchaser an amount equal to the amount of the Company’s liability to Tax:

(A)	arising or resulting from [RESTRUCTURING PLAN INFORMATION REDACTED]; and

(B)	arising or resulting from [RESTRUCTURING PLAN INFORMATION REDACATED].

3.	LIMITATIONS ON INDEMNITY

3.1	In addition to the limitations on the Seller's liability set out in Schedule 5 (Limitations on Liability) to this Agreement, the Seller is not liable in respect of any Tax liability of the Company or any Warranty Liability to the extent that:

(A)	the liability is a Tax liability or a Warranty Liability of the Company arising because the Company's assets are more than, or its liabilities are less than, were taken into account in computing the provision for Tax in the Management Accounts;

(B)	provision or reserve in respect of that Tax liability or Warranty Liability has been made in the Management Accounts or to the extent that payment or discharge of such Tax liability or Warranty Liability has been taken into account in the Management Accounts;

(C)	it is a Tax liability or Warranty Liability arising on profits, gains or income which were actually earned, accrued or received by the Company before the Locked Box Date but were not reflected in the Management Accounts;

(D)	the Tax liability or Warranty Liability would not have arisen but for:

(1)	a claim, election, surrender or disclaimer made, or notice or consent given, or another thing done, after Locked Box Date (other than one the making, giving or doing of which was taken into account in computing a provision for Tax in the Management Accounts); or

(2)	the Company's failure or omission to make a claim, election, surrender or disclaimer, or give a notice, or consent or do another thing, under, or in connection with, a provision of an enactment or regulation relating to Tax after Locked Box Date, the anticipated making, giving or doing of which was taken into account in computing the provision for Tax in the Management Accounts;

(3)	the passing of, or a change in, a law, rule, regulation, interpretation of the law or administrative practice of a government, governmental department, agency or regulatory body after the date of this Agreement or an increase in the Tax rates or an imposition of Tax, in each case not actually or prospectively in force at the date of this Agreement;

(4)	a voluntary act or transaction, which could reasonably have been avoided, and which is carried out by the Purchaser (or persons deriving title from it) or the Company after the date of Completion and which the Purchaser was aware could give rise to Tax Covenant Claim, but so that this exclusion shall not extend to any voluntary act or transaction carried out or effected:

(a)	with the written approval of the Seller

(b)	In order to comply with applicable law or generally accepted accounting principles in either case as in force as at Completion;

(c)	under a legally binding commitment entered into by the Company on or before Completion;

(d)	in order to avoid penalties or interest in respect of a liability for Tax for which the Seller would otherwise be liable;

(e)	pursuant to the terms of this Agreement;

(E)	the liability is a Tax liability against which a Relief arising on or before Completion (other than an Accounts Relief) is available for set off or would have been available but for the Company's failure after Completion to take the steps required to utilise such Relief. For the purposes of this paragraph (E):

(1)	any Relief arising in respect of an accounting period falling partly before and partly after Completion shall be apportioned on a time basis; and

(2)	any Relief that is, or would have been, so available in relation to more than one Relevant Claim, shall be deemed, so far as possible, to be used in such a way as to reduce to the maximum extent possible the Seller's liability under this Schedule and this Agreement);

(F)	the Company or the Purchaser obtains the benefit of a Relief (other than an Accounts Relief) in an accounting period ending after the Locked Box Date for an expenditure, reserve or provision which was recognised in the Management Accounts but was not, in preparing the Management Accounts, treated as deductible or allowable for Tax purposes;

(G)	the Tax liability or Warranty Liability is a liability for Tax which has been paid or discharged on or before Completion;

(H)	the Tax liability or Warranty Liability would not have arisen but for a change in accounting or Tax policy or practice of the Company introduced after Locked Box Date;

(I)	the circumstances giving rise to the Tax liability or Warranty Liability give rise to a corresponding Relief for the Company; or

(J)	the circumstances giving rise to the Tax liability or Warranty Liability involve a reduction after Locked Box Date in the amount of tax depreciation or capital allowances for a period beginning before Locked Box Date where there is in consequence an increase in the basis or pool on which depreciation or allowances may be claimed for a later period.

4.	PAYMENTS FREE OF WITHHOLDING, ETC.

4.1	All payments made by the Seller under this Schedule shall be made gross, free of any right of counterclaim or set-off and without deduction or withholding of any kind other than any deduction or withholding required by law.

4.2	If the Seller makes a deduction or withholding required by law from a payment (other than a payment of interest) under this Schedule, the sum due from the Seller shall be increased to the extent necessary to ensure that, after the making of any deduction or withholding, the Purchaser receives a sum equal to the sum it would have received had no deduction or withholding been made.

4.3	If a payment under paragraph 2 or 4.2 is subject to Tax, the Seller shall pay to the Purchaser the amount (after taking into account Tax payable in respect of the amount) that will ensure that the Purchaser receives and retains a net sum equal to the sum it would have received had the payment not been subject to Tax, unless the Purchaser has either (i) assigned the benefit of this Agreement or (ii) changed its tax residence, in which case this paragraph 4.3 shall not apply.

5.	DATE FOR PAYMENT AND INTEREST

5.1	If a liability arises as mentioned in paragraphs 6 or 4.3, the Purchaser shall notify the Seller in writing of the amount payable.

5.2	If the Seller requests within 28 days starting on the day after Seller is deemed to receive such notice, the Purchaser shall ensure that (at the Seller's cost) the Purchaser's auditors (acting as experts and not as arbitrators) confirm the amount referred to in paragraph 5.1. This confirmation is (except for manifest error) conclusive and binding on the Seller.

5.3	The Seller shall pay the amount referred to in paragraph 5.1 to the Purchaser fourteen (14) Business Days after the date that the Seller is deemed to receive the notice mentioned in paragraph 6.1 or if later, the auditors' confirmation, or if later:

(A)	in the case of a liability under paragraphs 2.1(A) or 4.3, two (2) Business Days before the date on which the Tax is payable;

(B)	in the case of a liability under paragraph 2.1(B), two Business Days before the date on which the Company is due to pay any Tax which, but for the loss, reduction, modification or cancellation of the Accounts Relief it would not have been liable to pay;

(C)	in the case of a liability under paragraph 2.1(C), the date on which the Company would have had to pay the Tax but for the utilisation or set-off of the Accounts Relief or Purchaser's Relief or;

(D)	in the case of a liability under paragraph 2.2 ten (10) Business Days after the Purchaser or the relevant member of its Group becomes liable to pay the costs.

5.4	If any sum due and payable by the Seller under this Schedule is not paid on the due date in accordance with the provisions of this Schedule, the Seller shall in addition to that sum pay interest to the Purchaser from the date for payment of the sum to and including the day of actual payment of the sum. The interest accrues from day to day at the Default Rate.

6.	TAX COMPUTATIONS

6.1	The Purchaser shall (at the cost of the Company) be responsible for the preparation and timely filing of all Tax returns and computations of the Company for all tax periods ending on or prior to the Locked Box Date (“Tax returns”), to the extent that the same have not been prepared before Completion and on a basis that is consistent with how previous returns and computations have been prepared and filed and, in connection therewith:

(A)	The Purchaser shall procure that the Company will provide the Seller or its duly authorised agent with copies of all documentation and drafts of the said Tax returns and related correspondence, not later than four weeks prior to their submission to the Tax Authority; and

(B)	The Purchaser shall, and shall procure the Company shall, amend the draft Tax returns and related correspondence to incorporate the comments of the Seller and take such action as the Seller may request by notice in writing, prior to submission of the same to the Tax Authority.

6.2	The Purchaser shall procure that the Company shall afford such access to premises and personnel and to any relevant assets, document, books, accounts and records as is necessary to enable the Seller or its duly authorised agent to review the Tax returns and conduct matters relating to them in accordance with this paragraph.

7.	VALUE ADDED TAX

The Seller will write to HMRC to request that the Company is removed from the value added tax group of which it is currently part with effect from Completion and will use reasonable endeavours to work with the Purchaser to apply for simultaneous value added tax registration as a standalone entity or as a member of a value added tax Group with the Purchaser with effect from Completion.

8.	NOTICE AND MITIGATION

8.1	Without prejudice to paragraph 8.4 and paragraph 9 below, the Purchaser shall be responsible for all other matters relating to the historic Tax affairs of the Company (including in relation to the pre-Completion periods) and shall do so in a manner that is consistent with past practice and how a reasonably prudent commercial company in similar circumstances would conduct its Tax affairs. The Purchaser shall ensure that such matters are dealt with as promptly as reasonably practical.

Time limits

8.2	No Tax Covenant Claim shall be brought by the Purchaser under this Schedule unless notice in writing of such Tax Covenant Claim specifying (in reasonable detail) the matter which gives rise to the Tax Covenant Claim and the amount claimed in respect thereof has been given to the Seller not later than six (6) years after the date of this Agreement.

Notice of Tax Claim

8.3	If the Buyer becomes aware of a Tax Claim which has or is likely to give rise to a liability on the Seller under clause 2 or in relation to the Tax Warranties, the Purchaser shall notify the Seller by written notice of such Tax Claim as soon as reasonably practicable. Such notice shall contain reasonable particulars of the Tax Claim, provided that the giving of such notice will not be a condition precedent to the liability of the Seller.

8.4	If so required by the Seller the Purchaser shall, and shall procure that the Company,

(A)	take such action and give such information and assistance in order to avoid, dispute, resist, mitigate, settle, compromise, defend or appeal such Tax Claim; and

(B)	allow, and cause its successors to allow, the Seller to take the sole conduct of the Tax Claim as the Seller may deem appropriate (consulting with the Purchaser where reasonably practicable) in the name of the Purchaser, its successors and/or the Company (and in that connection the Purchaser shall give or cause to be given to the Seller all such assistance as the Seller may reasonably require) and to instruct such lawyers or other professional advisers as the Seller may nominate to act on behalf of the Purchaser or the Company (as applicable) and to act in accordance with the Seller's sole instructions;

(C)	make no admission of involvement or of liability, agreement, settlement or compromise with any Third Party including any agreement, settlement or compromise with the Tax Authority in relation to any such Tax Claim without the prior written consent of the Seller; and

(D)	keep the Seller fully informed as to the progress of any Tax Claim and the defence thereof and provide the Seller with copies of all correspondence and documentation, including minutes of meetings or internal notes recording discussions held with any Tax Authority, relating to such Relevant Matter within three (3) Business Days of receiving, sending or preparing such correspondence or documentation and otherwise keep the Seller fully informed of the status of such Tax Claim including, without limitation, by;

(1)	providing the Seller with draft copies of any correspondence (and documentation to be enclosed with or attached to the correspondence) that the Purchaser or the Company intends to send before sending such correspondence;

(2)	reflecting in such correspondence (and documentation) any comments that the Seller might have; and

(3)	informing the Seller about its proposed conduct of the Tax Claim reflecting any comments that the Seller might have about such conduct; and

(4)	permitting the Seller, its representatives and professional advisers to attend and participate in any meeting or hearing of a Tax Authority or a court or tribunal related to the Tax Claim.

8.5	The Purchaser shall procure that the Company shall make such claims, surrenders, disclaimers and elections and give such notice or consent and do such other things as were taken into account in computing a provision for Tax in the Management Accounts and may reasonably be directed by the Seller relating to the Locked Box Period.

8.6	The Purchaser shall ensure that the Company will, before submission of a computation, document or correspondence to the relevant Tax Authority relating to a Tax liability of the Company which may give rise to a liability under this Schedule or the Tax Warranties, consult with the Seller and make any alterations, amendments or additions to the computation, document or correspondence as the Seller may reasonably require.

Recovery from other persons

8.7	Where the Company or the Purchaser is entitled to recover from some other person (not being the Company or any subsidiary of the Company but including any Tax Authority) any sum in respect of any Tax Claim, the Purchaser shall:

(A)	procure that the Seller is promptly notified of such entitlement;

(B)	promptly take such action as the Seller may by written notice request to enforce such recovery, provided that the Seller will hold the Buyer and the Company harmless and indemnify the Buyer and the Company in respect of all costs which they may incur by reason of undertaking such actions requested by the Seller, notwithstanding that nothing under this clause (B) will require the Buyer or any of its Affiliates to take action which could reasonably adversely impact their commercial interests and/or cause reputational damage; and

(C)	account to the Seller for an amount equal to any amount so recovered by the Company or the Purchaser (including any interest or repayment supplement included in such recovery less any Tax chargeable on the Company in respect of that interest), less the Buyer and the Company’s reasonable external costs of taking the action directed by the Seller pursuant to clause (B), not exceeding the amount paid by the Seller under clause 2 in respect of that Claim.

9.	TAX BENEFITS

9.1	Where:

(A)	an amount of Tax paid by the Company has resulted in a Relief (the “Relevant Relief”); and

(B)	the Seller has made a payment to the Purchaser in respect of the Tax in satisfaction of a Tax Covenant Claim,

the Purchaser shall ensure that the Company, so far as possible, uses the Relevant Relief before any other Relief and pays to the Seller an amount equal to the amount by which the Company's Tax liability is to be reduced as a result of use of the Relevant Relief within five (5) Business Days before the date on which the Company's liability to make a payment of Tax is to be reduced as a result of the Relevant Relief.

9.2	If and to the extent that:

(A)	an expenditure by the Company, or provision or reserve for or on account of any matter, has been treated as deductible or allowable for Tax purposes in the Management Accounts; and

(B)	a Tax Covenant Claim arises because the expenditure, provision or reserve, or a part of it, is not deductible or allowable in respect of the accounting period in which it was treated as deductible or allowable, but it is deductible or allowable in another accounting period, the value to the Company of the deduction or allowance obtained in the relevant accounting period in respect of the expenditure, provision or reserve whether by way of reduced Tax liability, an amount available for Group Relief surrender or otherwise is to be treated as a “Benefit” for the purposes of paragraph 9.4 of this Schedule.

9.3	If and to the extent that:

(A)	any income, profit or gain of the Company not actually received (or yet received) by the Company is found to be subject to Tax;

(B)	the Tax gives rise to a Tax Covenant Claim; and

(C)	the Company subsequently receives the income, profit or gain and it is not subject to Tax following receipt,

the amount of Tax which would otherwise have been payable in respect of the income, profit or gain is to be treated as a “Benefit” for the purposes of paragraph 8.4 of this Schedule.

9.4	If the Seller has made a payment to the Purchaser in satisfaction of a Tax Covenant Claim of a type mentioned in paragraphs 9.2 or 9.3 of this Schedule, the Purchaser shall pay the Seller an amount equal to any Benefit as soon as reasonably practicable.

9.5	Where a Seller’s Relief arises the amount payable by the Seller in respect of any subsequent Tax Covenant Claim for which the Seller is liable shall be reduced by an amount equal to the amount by which a Tax liability of the Company has been or is reduced as a result of use of such Seller’s Relief.

10.	OVERPROVISIONS AND REPAYMENTS OF TAX

10.1	If the Purchaser or the Company becomes aware that:

(A)	any provision for Tax in the Management Accounts (including any provision for deferred Tax) has for any reason whatsoever proved to be an overprovision, or if any payment of Tax reflected in the Management Accounts has proved to be an overpayment (except where such overpayment arises solely as a result of any Event occurring after the Locked Box Date), (an “Overprovision”); or

(B)	the Company is entitled to any repayment of Tax overpaid by the Company (other than a repayment which has been shown as an asset in the Accounts) and/or any interest in respect of any period before the Locked Box Date (a “Repayment”), the Purchaser shall immediately give written details thereof to the Seller and the Seller may upon receiving such notice, or in the absence of such notice, at any time request the auditors for the time being of the Company to certify (at the expense of the Seller) the amount of such Overprovision or Repayment, and the amount so certified shall be dealt with in accordance with paragraph 10.2.

10.2	Where it is provided under paragraph 10.1 that any amount (the “Relevant Amount”) is to be dealt with in accordance with this paragraph 10.2:

(A)	the Relevant Amount shall first be set off against any payment then due from the Seller in respect of a Tax Covenant Claim;

(B)	to the extent that there is an excess, a refund shall be made to the Seller of any previous payment or payments made in respect of a Tax Covenant Claim and not previously refunded under this paragraph (B) up to the amount of such excess;

(C)	to the extent that the excess referred to in paragraph (B) is not exhausted under that paragraph, the remainder of that excess shall be carried forward and set off against any future payment or payments which become due from the Seller in respect of a Tax Covenant Claim.

10.3	Where any such certification as is mentioned in paragraph 10.1 above has been made, the Seller or the Purchaser may request the auditors of the Company for the time being at the expense of the party so making the request to review such certification in the light of all relevant circumstances, including any facts which have become known only since such certification and to certify whether such certification remains correct or whether in the light of those circumstances the amount that was the subject of such certification should be amended.

10.4	If the auditors certify under paragraph 10.3 above that an amount previously certified should be amended, that amended amount shall be substituted for the purposes of paragraph 10.2 as the Relevant Amount in respect of the certification in question in place of the amount originally certified and such adjusting payment (if any) as may be required by virtue of the aforementioned substitution shall be made as soon as practicable by the Seller or (as the case may be) to the Seller.

10.5	If any dispute arises under this paragraph 10 as to whether there is or has been any Overprovision or Repayment, such dispute shall be referred for determination to a firm of chartered accountants agreed between the Seller and the Purchaser and failing such agreement a firm of independent accountants shall be nominated by the President for the time being of the Institute of Chartered Accountants of England and Wales who in making such determination shall act as expert (the “Expert”) and not arbitrator and whose decision shall be final and binding on the parties thereto. The Expert may make such enquiries as he shall think fit in order to make such determination and shall also determine how the costs of obtaining his opinion should be paid and borne by the parties, taking into account the reasonableness of their respective arguments.

10.6	The Purchaser undertakes to supply and undertakes to procure that the Company shall supply to the Seller and subsequently to any firm of accountants nominated to deal with any such dispute in accordance with paragraph 10.5 (with copies to the Seller) all documents accounts notices papers and other necessary information as may be reasonably required for the purposes of making any such determination as to whether there is or has been any Overprovision or Repayment for the purposes of this paragraph 10.

Schedule 8 : PERMITTED LEAKAGE

1.	Any payment expressly contemplated under or pursuant to, or that is required to be made in order to comply with or implement, any of the Share Purchase Documents or under the Seller Group Restructuring Plan and / or the Intra Group Loans and Intra Group Accounts Restructuring Plan.

2.	Any payment made at the request or direction of, or with the prior written consent of, the Purchaser and / or a member of the Purchaser’s Group.

3.	Any payments made (or to be made) by the Company have been specifically accrued or provided for in the Management Accounts.

4.	Any payments in respect of salaries, directors’ fees, pension contributions, expenses or bonuses made to, or in respect of, services provided by, employees, workers, directors, officers or consultants of the Company which are made (or to be made) by the Company in the ordinary course of business and in accordance with the terms of the related employment or service contract.

5.	Any other payment, accrual, transfer of assets or assumption of liability by the Company which the Purchaser has expressly approved in writing.

Schedule 9 : CONTINGENT CONSIDERATION

[TRIGGERS FOR CONTINGENT CONSIDERATION REDACTED]

Schedule 10 : ACCEPTANCE CRITERIA

[ACCEPTANCE CRITERIA REDACTED]

Schedule 11 : THIRD PARTY CONTRACTS

[THIRD PARTY CONTRACTS REDACTED]

Schedule 12 : DATA PROTECTION IMPACT ASSESSMENT

[DATA PROTECTION IMPACT ASSESSMENT REDACTED]

Schedule 13 : SET-OFF

1.	Definitions

“Counsel” means an advocate of not less than ten (10) years standing, having experience in claims similar to the relevant Outstanding Claim, as agreed by the Seller and the Purchaser, or failing such agreement, as appointed by the President for the time being of the Law Society of England and Wales on the application of the relevant party;

“Due Amount” the amount (if any) due for payment by the Seller to the Purchaser in respect of a Notified Claim that has been Resolved;

“Notified Claim” means an IP/IT Claim, an Indemnity Claim or a claim made pursuant to clause 2.3 of Schedule 7 (Tax Covenant) that is notified by the Purchaser to the Seller in accordance with this Agreement, the Tax Covenant or the relevant Transaction Document on or before the date the Contingent Consideration falls due;

“Outstanding Claim” means a Notified Claim that has not been Resolved on or before the date the Contingent Consideration falls due but which has been determined by Counsel that, on the balance of probabilities, there is a greater than 50 per cent. (50%) chance that such Notified Claim will succeed;

“Resolved” has the meaning given to it in paragraph 2(F) of this Schedule 13 (Set-Off); and

“Substantiated Claim” means an IP/IT Claim, an Indemnity Claim or a claim made pursuant to clause 2.3 of Schedule 7 (Tax Covenant) that has been: (A) agreed in writing by the parties to the relevant IP/IT Claim, Indemnity Claim or claim made pursuant to clause 2.3 of Schedule 7 (Tax Covenant), both as to liability and quantum; or (B) finally determined (as to both liability and quantum) by a court or tribunal of competent jurisdiction and no right of appeal lies in respect of such adjudication, or the parties are debarred by passage of time or otherwise from making an appeal.

2.	Set-Off

The Purchaser shall be entitled to withhold and set-off against the amounts payable by the Purchaser pursuant to clause 5.2 of this Agreement any amount due and payable by the Seller to the Purchaser in respect of any IP/IT Claim, Indemnity Claim or claim made pursuant to clause 2.3 of Schedule 7 (Tax Covenant), only in terms of the following provisions:

(A)	the Purchaser shall be entitled to set-off any Substantiated Claim against the obligation to pay any Contingent Consideration;

(B)	if there are any Outstanding Claims on the date the Contingent Consideration falls due, the Purchaser shall, subject to paragraph 2(E), be entitled to withhold from any Contingent Consideration an amount (a “Withheld Amount”) equal to the Purchaser's reasonable estimate of the Sellers’ liability in respect of those Outstanding Claims;

(C)	upon the Outstanding Claims being Resolved, the Due Amount (if any) shall be retained by the Purchaser as its absolute property (and shall no longer be payable to the Seller) and any excess of the Withheld Amount over the Due Amount in respect of those Resolved Outstanding Claims shall be paid to the Seller within five (5) Business Days of the Outstanding Claims being Resolved, together with interest at base rate (calculated from the date the Contingent Consideration falls due to the date of actual payment).

(D)	On the date the Contingent Consideration falls due, the Purchaser shall pay the Contingent Consideration to the Seller, less the aggregate of the following amounts:

(1)	if there are any Outstanding Claims, an amount equal to the Purchaser’s reasonable estimate of the Seller’s aggregate liability in respect of those Outstanding Claims, subject to paragraph 2(E); and

(2)	each and any Due Amount, to the extent not satisfied on or before the date the Contingent Consideration falls due.

(E)	Where the Purchaser's reasonable estimate applies in respect of any amount of an Outstanding Claim, the Purchaser and the Seller shall use all reasonable endeavours to agree the liability (the “Estimated Liability”) in respect of that Outstanding Claim as soon as possible and in any event within the period of ten (10) Business Days following the date the Contingent Consideration falls due. In the absence of such agreement, the following procedure shall apply:

(1)	the determination of the Estimated Liability shall be referred to Counsel at the request of the Seller or the Purchaser;

(2)	Counsel shall be requested to provide his determination of the Estimated Liability within fifteen (15) Business Days of accepting his appointment (or such other period as the Purchaser and the Seller may otherwise agree with Counsel);

(3)	Counsel shall act as an expert and not as arbitrator and his determination regarding the amount of the Estimated Liability shall, in the absence of manifest error, be final and binding on the Seller and Purchaser;

(4)	Counsel's fees in making his determination of the Estimated Liability shall be borne by the Purchaser and the Seller equally or as Counsel may otherwise direct having regard to the respective conduct of the Purchaser and the Seller; and

(5)	if the Estimated Liability is less than the Purchaser's reasonable estimate of the aggregate liability of the Seller in respect of that Outstanding Claim, the Purchaser shall pay the difference to the Seller within five (5) Business Days of the date on which the Estimated Liability is agreed or determined.

(F)	A Notified Claim shall be deemed to be “Resolved” for the purposes of this Schedule if it has been:

(1)	agreed in writing between the Purchaser and the Sellers as to both liability and quantum; or

(2)	finally determined (as to both liability and quantum) by a court or tribunal of competent jurisdiction from which there is no right of appeal, or from whose judgment the relevant party is debarred by passage of time or otherwise from making an appeal; or

(3)	unconditionally withdrawn by the Purchaser in writing.

Seller

(Signed)

……………………………………………………………..
for and on behalf of HUDSON ENERGY HOLDINGS UK LIMITED

Purchaser

(Signed)

……………………………………………………………..
for and on behalf of SHELL ENERGY RETAIL LIMITED

Guarantor

(Signed)

……………………………………………………………..
for and on behalf of JUST ENERGY GROUP, INC.